     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1997

                                                      REGISTRATION NO. 333-20045
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            STORAGE DIMENSIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             3572                            77-0324887
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            STORAGE DIMENSIONS, INC.
                              1656 MCCARTHY BLVD.
                               MILPITAS, CA 95035
                                 (408) 954-0710
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              GENE E. BOWLES, JR.
                            EXECUTIVE VICE PRESIDENT
                            STORAGE DIMENSIONS, INC.
                              1656 MCCARTHY BLVD.
                               MILPITAS, CA 95035
                                 (408) 954-0710
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

             KENNETH M. SIEGEL, ESQ.                               GREGORY M. GALLO, ESQ.
             TAMARA G. MATTISON, ESQ.                             JAMES M. KOSHLAND, ESQ.
               VICTOR H. SIM, ESQ.                                DOUGLAS J. RENERT, ESQ.
        WILSON SONSINI GOODRICH & ROSATI,                      GRAY CARY WARE & FREIDENRICH,
             PROFESSIONAL CORPORATION                            A PROFESSIONAL CORPORATION
                650 PAGE MILL ROAD                                  400 HAMILTON AVENUE
               PALO ALTO, CA 94304                                  PALO ALTO, CA 94301
                  (415) 493-9300                                       (415) 328-6561

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MARCH 5, 1997


PROSPECTUS
                                3,800,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

     Of the 3,800,000 shares of Common Stock offered hereby, 2,700,000 shares are being sold by Storage Dimensions, Inc. ("Storage Dimensions" or the "Company") and 1,100,000 shares are being sold by certain stockholders (the "Selling Stockholders"). Certain entities affiliated with Capital Partners, Inc. currently intend to sell in the aggregate approximately 709,000 of the shares being sold by the Selling Stockholders in this offering. These entities currently hold approximately 56.5% of the capital stock of the Company and two of the Company's directors are affiliated with these entities. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $8.50 and $10.50 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Common Stock has been approved for listing on the Nasdaq National Market under the symbol "STDM."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                  UNDERWRITING                      PROCEEDS TO
                                   PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                    PUBLIC       COMMISSIONS(1)     COMPANY(2)      STOCKHOLDERS
--------------------------------------------------------------------------------------------------
Per Share                             $                $                $                $
--------------------------------------------------------------------------------------------------
Total(3)                              $                $                $                $
==================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting estimated expenses of the offering of $950,000, payable by the Company.

(3) The Selling Stockholders have granted to the Underwriters 30-day options to purchase up to 570,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to Selling Stockholders will be $          , $          and
    $          , respectively.
                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                            ------------------------

SMITH BARNEY INC.                                           SALOMON BROTHERS INC
            , 1997

                                   [ARTWORK]

                  [PICTURES OF DISK AND TAPE STORAGE PRODUCTS]

ARTWORK CAPTIONS
1. Storage Dimensions offers a broad family of high-availability disk and tape storage solutions for networks utilizing PC-LAN (Intel-based) servers, with an emphasis on servers utilizing the Windows NT and NetWare operating systems. The Company has developed an extensive library of proprietary software which allows it to bring new technologies to the market quickly and efficiently, while providing capabilities and features that differentiate the Company's products from those of its competitors. Storage Dimensions' products have won numerous industry awards in product comparisons and editorial reviews.

2. The Company's SuperFlex and MegaFlex products provide redundancy and fault-tolerance in a modular and scalable architecture, for deployment as single, stand-alone units or higher capacity, multi-unit systems.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               [GRAPHIC OF A ILLUSTRATIVE CLIENT/SERVER NETWORK]

ARTWORK CAPTIONS

1. Networks employing the client/server architecture provide information and computing resources to an organization's users (the "clients") by means of shared computer servers (the "servers"). Storage Dimensions' products are designed for deployment in a wide range of server applications found within the client/server enterprise networks of large corporations, institutions and government agencies.

2. Storage Dimensions' SuperFlex and MegaFlex disk storage products are engineered to provide redundancy and fault-tolerance for critical components such as disk drives, power supplies and cooling systems. Redundant components are easily serviced and hot-swappable, to allow replacement by end-user service personnel while the system remains on-line. Moreover, the Company's storage management software is designed to provide ease of installation and use, robust management of failure conditions, remote monitoring, automatic notification of failure events, and on-line diagnostic and trouble-shooting support.

   To complement its disk products, Storage Dimensions has engineered a family of high-speed, high-reliability tape backup systems that are designed to address the challenges of backing up increasing amounts of data in ever-shortening time periods. These tape products are developed and tested to be easily integrated and fully compatible with the Company's storage systems.

   The Company supplies external storage systems that are easily integrated with the computer systems from a broad range of manufacturers. This cross-platform capability affords significant economic advantages to end-users who have heterogeneous and dynamic network environments, by letting them standardize on a single external storage system that can be easily reconfigured and redeployed as requirements change, as compared to the internal storage which is dedicated to a specific manufacturer's server.

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Storage Dimensions designs, manufactures, markets and supports high-performance data storage systems for open systems network applications. Storage Dimensions currently focuses on the Intel-based local area network market (the "PC-LAN market") by developing and marketing a broad family of disk and tape storage systems that are designed to satisfy the high-performance, fault-tolerance and high-availability (minimum downtime) requirements of its customers while at the same time reducing life-cycle cost of ownership. The Company's products combine its proprietary software with industry-standard hardware, such as disk drives, tape drives and RAID (Redundant Arrays of Independent Disks) controllers, which allows the Company to leverage the product development and manufacturing capabilities and efficiencies of industry OEM manufacturers and to offer its customers products that take advantage of what the Company believes to be the best technology available. Storage Dimensions' products have won numerous industry awards in product comparisons and editorial reviews. As the leading independent supplier of high capacity RAID storage systems for the PC-LAN market, Storage Dimensions believes that it is well-positioned to take advantage of new opportunities being created by the projected growth in the PC-LAN market, in particular the market for systems utilizing Microsoft Windows NT ("Windows NT") and Novell NetWare ("NetWare").

     The increased use of network computing to support business-critical enterprise applications is fueling rapid demand growth for network disk storage systems incorporating high performance, fault tolerance and high availability. In addition, capacity requirements for network storage are accelerating due to the deployment of data-intensive new applications, such as relational databases, decision support systems, the Internet and intranets, video/multimedia and document management. The Company believes that these factors will also increase the demand for tape backup systems, which provide additional protection against data loss in the event of various system malfunctions. While these factors are driving the overall expansion of network storage, the PC-LAN storage market is expected to grow disproportionately due, in part, to the deployment of Intel-based servers using Pentium and Pentium Pro microprocessors, which offer the computing power of RISC-based architectures at a significantly lower cost. International Data Corporation ("IDC") projects that the U.S. market for PC-LAN storage systems employing RAID technology will grow from $1.4 billion in 1995 to $6.0 billion in 2000, a compound annual growth rate of 34%. These trends are reinforced by the rapid adoption of the Windows NT operating system, which is increasingly being used in mid-range database and application servers instead of UNIX operating systems. IDC projects that the U.S. market for PC-LAN RAID storage systems running on Windows NT servers will grow from $0.3 billion in 1995 to $2.1 billion in 2000, a compound annual growth rate of 50%.

     Storage Dimensions' objective is to leverage its position as the leading independent supplier of PC-LAN storage systems to capitalize on opportunities presented by the projected growth in this market. Key elements of the Company's strategy include the following: (i) focus on developing and marketing products for the PC-LAN storage systems market, primarily for Windows NT and NetWare applications; (ii) support customers' transition to Windows NT by designing products that can be used in heterogeneous and dynamic network environments;
(iii) leverage proprietary systems integration software to bring new products and features to market quickly; (iv) incorporate leading edge hardware in new products through close relationships with key suppliers of storage system components and technologies; (v) differentiate its products through proprietary storage management software; (vi) provide comprehensive, proactive and responsive customer service and support programs to end-user customers; and
(vii) leverage prior field sales and channel investments by maintaining both a direct sales force and reseller distribution channels.

     The Company sells its products through a field sales force located in 15 domestic sales offices. In addition, the Company maintains multi-tiered distribution channels comprised of distributors, national computer dealers, systems integrators and VARs. Smaller customers have ready access to its products through these indirect sales channels, and larger customers have the option of sourcing directly from the Company or from a number of alternate channels. Storage Dimensions' end-user customers include a broad range of Fortune 1000 companies, including Cabletron Systems, Inc., the Centers for Disease Control and Prevention, CNA Financial Corporation, Fleet Financial Group, Inc., The Gap, Inc., Gateway 2000, MCI Telecommunications Corporation, Pfizer Inc., The Southern Company and 3Com Corporation, as well as other major corporations, institutions and governmental agencies.

     The Company was incorporated in the State of Delaware in November 1992. In an acquisition effected on December 26, 1992 (the "Acquisition"), the Company acquired the assets and assumed the liabilities of the "Storage Dimensions" subsidiary of Maxtor Corporation ("Maxtor") for an aggregate purchase price of $21.4 million. The Acquisition was financed through equity investments in the Company made by Capital Partners, Inc. ("Capital Partners") and certain of its affiliates (collectively, the "Capital Partners Group"), by certain members of the Company's management and by Maxtor. In addition, the Company entered into an Investment Advisory Services Agreement (the "Advisory Agreement") with Capital Partners, pursuant to which Capital Partners was to provide advisory services to the Company for a term of five years and the Company was to pay Capital Partners advisory fees of $360,000 per year. The Advisory Agreement was terminated in December 1996. See "Certain Transactions." References herein to the "Predecessor" are references to the Storage Dimensions subsidiary of Maxtor prior to the Acquisition. The Company's address is 1656 McCarthy Boulevard, Milpitas, California 95035 and its telephone number is (408) 954-0710.

     "Storage Dimensions" and "LANStor" are registered trademarks of the Company. This Prospectus also contains trademarks of other companies.

                                  THE OFFERING

Common Stock to be offered by:
  The Company........................................  2,700,000 shares
  The Selling Stockholders...........................  1,100,000 shares
Common Stock to be outstanding after the offering....  7,836,623 shares(1)
Use of proceeds......................................  For repayment of outstanding debt and for working capital and other general corporate
                                                       purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol...............  STDM

---------------

(1) Based on the number of shares outstanding as of December 31, 1996. Excludes 481,754 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1996. See "Management -- Employee Stock Plans" and Notes 6 and 7 of the Notes to Consolidated Financial Statements.

                            ------------------------


     Except as set forth in the consolidated financial statements or as otherwise indicated, all information in this Prospectus (i) reflects the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, which will occur automatically upon the closing of this offering, (ii) reflects a one-for-four reverse stock split of the Company's Common Stock effected in January 1997, and (iii) assumes that the Underwriters' over-allotment options are not exercised. See "Description of Capital Stock," "Underwriting," and Notes 6 and 11 of Notes to Consolidated Financial Statements. The Company operates and reports financial results on a fifty-two/fifty-three week fiscal year cycle ending on the Saturday nearest December 31. The Company also follows a five-four-four week quarterly cycle. For convenience, the Company has presented its fiscal years as ending on December 31 and its fiscal quarters as ending on March 31, June 30, September 30 and December 31. See Note 1 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                            PREDECESSOR                                     COMPANY
                            ------------  ----------------------------------------------------------------------------
                                NINE                                                        QUARTER ENDED
                               MONTHS                 YEAR ENDED                --------------------------------------
                               ENDED                 DECEMBER 31,                           JUNE                DEC.
                            DECEMBER 31,  ----------------------------------    MARCH 31,    30,    SEPT. 30,    31,
                                1992       1993     1994     1995     1996        1996      1996      1996      1996
                            ------------  -------  -------  -------  -------    ---------  -------  ---------  -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales:
  Enterprise and OEM......    $  8,764    $22,706  $40,088  $52,475  $69,873     $14,899   $17,795   $18,174   $19,005
  Desktop.................      53,421     42,662   21,136    7,683    2,437       1,033       524       320       560
                               -------    -------  -------  -------  -------     -------   -------   -------   -------
    Total net sales.......      62,185     65,368   61,224   60,158   72,310      15,932    18,319    18,494    19,565
                               -------    -------  -------  -------  -------     -------   -------   -------   -------
Gross profit..............      18,807     17,128   19,226   22,988   26,983       5,820     6,525     7,014     7,624
                               -------    -------  -------  -------  -------     -------   -------   -------   -------
Operating expenses:
  Sales and marketing.....       9,040     10,108   10,662   13,344   14,081       3,130     3,492     3,507     3,952
  Research and
    development...........       2,943      3,623    4,339    5,377    5,872       1,340     1,409     1,616     1,507
  General and
    administrative........       3,067      6,986    3,293    3,390    3,819         876       902       927     1,114
  Advisory fee(1).........          --        340      362      360      729          91        91        91       456
                               -------    -------  -------  -------  -------     -------   -------   -------   -------
    Total operating
      expenses............      15,050     21,057   18,656   22,471   24,501       5,437     5,894     6,141     7,029
                               -------    -------  -------  -------  -------     -------   -------   -------   -------
Income (loss) from
  operations..............       3,757     (3,929)     570      517    2,482         383       631       873       595
Net income (loss).........       2,301     (5,527)    (437)    (636)   1,195         119       271       550       255
Pro forma net income per
  share(2)................                                              0.22        0.02      0.05      0.10      0.05
Supplemental pro forma net
  income(3)...............                                             1,946         285       499       736       426
Supplemental pro forma net
  income per share(3).....                                              0.30        0.04      0.08      0.11      0.07



                                                                                    DECEMBER 31, 1996
                                                                                 ------------------------
                                                                                 ACTUAL    AS ADJUSTED(4)
                                                                                 -------   --------------
CONSOLIDATED BALANCE SHEET DATA:

Cash and cash equivalents......................................................  $ 1,682      $ 15,224
Working capital................................................................    2,513        25,418
Total assets...................................................................   22,898        36,441
Short-term borrowings..........................................................    9,629           267
Accumulated deficit............................................................   (5,405)       (5,405)
Total stockholders' equity.....................................................    4,628        27,533


---------------

(1) Represents an advisory fee paid to Capital Partners pursuant to the Advisory Agreement between the Company and Capital Partners. Two of the Company's directors, Mr. Brian D. Fitzgerald and Mr. A. George Gebauer, are also officers of Capital Partners and Mr. Fitzgerald is the founder of Capital Partners. The Advisory Agreement was terminated in December 1996. The 1996 amount includes a one-time termination payment of $360,000. See "Certain Transactions."

(2) Per share information for periods prior to the year ended December 31, 1996 has been omitted because it is not meaningful. See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used in computing pro forma net income per share.

(3) The supplemental pro forma information gives effect to the sale by the Company of that number of shares of Common Stock sufficient to generate net assets equal to the amount of the debt to be paid from the proceeds of this offering, and the repayment of such debt, all as if the offering and debt repayment had occurred at the beginning of the period. See "Use of Proceeds" and "Certain Transactions."

(4) Adjusted to reflect the sale of 2,700,000 shares of Common Stock by the Company hereby at an assumed initial public offering price of $9.50 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and the application of the estimated net proceeds therefrom, including the use of approximately $9.4 million to repay amounts owed under a bank line of credit and a note payable to Maxtor. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

HISTORY OF OPERATING LOSSES; POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS


     The Company was organized in December 1992 as the result of a management buyout of the Storage Dimensions subsidiary of Maxtor. The Company had an accumulated deficit of $5.4 million as of December 31, 1996. While the Company generated net income in 1996, it incurred losses in each of 1993, 1994 and 1995. There can be no assurance that the Company will remain profitable on a quarterly or annual basis.


     The Company's quarterly operating results have in the past varied and may in the future vary significantly depending on a number of factors, including: the level of competition; the size, timing, cancellation or rescheduling of significant orders; product configuration and mix; market acceptance of new products and product enhancements; new product announcements or introductions by the Company's competitors; deferrals of customer orders in anticipation of new products or product enhancements; changes in pricing by the Company or its competitors; the impact of price protection measures and return privileges granted by the Company to its distributors and VARs; the ability of the Company to develop, introduce and market new products and product enhancements on a timely basis; hardware component costs and availability, particularly with respect to hardware components obtained from sole sources; hardware supply constraints; the Company's success in expanding its sales and marketing programs; technological changes in the network storage system market, in particular the PC-LAN storage system market; the mix of sales among the Company's sales channels; levels of expenditures on research and development; changes in Company strategy; personnel changes; general economic trends and other factors. In addition, the Company has experienced modest seasonality in the past, with sales in the first quarter declining somewhat from the level achieved in the fourth quarter of the prior year. The Company expects this trend to continue in future periods and, as a result, expects net sales and results of operations for the first quarter of 1997 to decrease from the levels achieved in the fourth quarter of 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Sales for any future quarter are not predictable with any significant degree of certainty. The Company generally operates with limited order backlog because its products typically are shipped shortly after orders are received. As a result, sales in any quarter are generally dependent on orders booked and shipped in that quarter. Sales are also difficult to forecast because the PC-LAN storage system market is rapidly evolving and the Company's sales cycles vary substantially from customer to customer. The Company's customers generally have the right to cancel orders at any time and to return the Company's products for a refund. The cancellation of orders already placed and the return of products could have a material adverse effect on the Company's operating results in any quarter. Due to the typical timing of customer orders, the Company often ships products representing a significant portion of its net sales for a quarter during the last month of that quarter. Any significant deferral of these sales could have a material adverse effect on the Company's results of operations in any particular quarter. To the extent that the Company completes significant sales earlier than expected, operating results for subsequent quarters may be adversely affected. The Company's expense levels are based, in part, on its expectations as to future sales. As a result, if sales levels are below expectations, net income may be disproportionately affected.

     Over the past several years, the Company has transitioned its focus from desktop subsystem products to enterprise RAID products for use primarily in PC-LAN network applications. As a result, the Company has become increasingly dependent on the market for these products and on its ability to compete successfully in this market. Although the Company has experienced growth in its net sales of enterprise and OEM products in recent periods, the Company's net sales from its desktop products have declined during the same periods. There can be no assurance that the Company will continue to experience sales growth with respect to its enterprise and OEM products in future periods. Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indicator of future performance. It is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON KEY CUSTOMERS AND INDIRECT DISTRIBUTION CHANNELS

     The Company sells its products through a direct sales force and through multi-tiered distribution channels. Approximately 70% of the Company's sales in 1996 were made through its indirect sales channels. In 1996, the Company's top ten customers, of which six were distributors or VARs, accounted for approximately 50% of the Company's total net sales. In particular, Xerox Corporation ("Xerox"), an OEM customer, and Tech Data Corporation ("Tech Data"), a distributor, accounted for approximately 13% and 8% of the Company's 1996 total net sales, respectively. In 1995, the Company's top ten customers, of which eight were distributors or VARs, accounted for approximately 51% of its total net sales, and Tech Data and Xerox accounted for approximately 15% and 11% of the Company's total net sales, respectively. The Company expects that a high percentage of its sales for the foreseeable future will be through indirect channels and to a limited number of customers. There can be no assurance that orders from existing customers will continue at their historical levels, or that the Company will be able to obtain orders from new customers. The Company generally has not entered into long-term volume purchase contracts with its customers, and the Company's customers generally have certain rights to extend or to delay the shipment of their orders. The Company provides price protection to distributors such that, if the Company reduces the price of its products, distributors are entitled to a credit for the difference between the new, reduced price and the price they previously paid for products which are held in the distributor's inventory at the time of the price reduction. As a result, price reductions could have an immediate material adverse effect on the Company's results of operations, depending upon distributor inventory levels at the time of the price reduction. In 1995 and 1996, the Company issued approximately $550,000 and $840,000, respectively, of credits in connection with such price protection. The Company's distributors and VARs may also carry competing product lines and could reduce or discontinue sales of the Company's products, which could have a material adverse effect on the Company's operating results. Although the Company believes that it provides adequate allowances for product returns, there can be no assurance that actual returns will not exceed recorded allowances which could have a material adverse effect on its operating results. In addition, there can be no assurance that existing end-user customers will not purchase their network storage equipment from the manufacturer that provides their network computing systems and, as a result, reduce or eliminate purchases from the Company. The loss of one or more of the Company's current customers, particularly a principal customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE

     The network storage system market is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and increased storage capacities by the Company's competitors and the emergence of new industry standards could render the Company's existing products obsolete and unmarketable. The Company's future success will depend upon its ability to develop and to introduce new products with increasing storage capabilities (including new software releases and enhancements) on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. The Company intends to begin shipping its entry level storage system product (RAIDPro) in the first half of 1997 and its new intelligent storage server product in the second half of 1997. There can be no assurance that the Company will be successful in developing and releasing these two new products on its current schedule or at all, or that these products will achieve market acceptance. The failure of the Company to achieve significant net sales from these two products could have a material adverse effect on the Company's business, operating results or financial condition. There can be no assurance that the Company will be successful in developing and marketing any other products that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop and introduce new products, in particular those for use with Windows NT, in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected.

     Network storage system products like those offered by the Company may contain undetected software errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments, resulting in a loss of or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results or financial condition. The Company's standard warranty provides that if the system does not function to published specifications the Company will repair or replace the defective component without charge. Although to date the Company's suppliers of hardware components have generally covered the warranty costs associated with such components, there can be no assurance that such manufacturers will continue to be willing or able to cover such costs, and their failure to do so would result in such costs being borne by the Company. There can be no assurance that the Company's warranty costs will not be significant in the future. Significant warranty costs, particularly those that exceed reserves, could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company's agreements with its customers typically contain provisions intended to limit the Company's exposure to potential product liability claims. It is possible that the limitation of liability provisions contained in the Company's agreements may not be effective. Although the Company has not received any product liability claims to date, the sale and support of products by the Company and the incorporation of products from other companies may entail the risk of such claims. A successful product liability claim against the Company could have a material adverse effect on the Company's business, operating results or financial condition.

DEPENDENCE ON GROWTH IN THE PC-LAN MARKET

     Most of the Company's products address the PC-LAN market, in particular NetWare and Windows NT applications. The Company currently intends to continue to focus its development and marketing efforts on PC-LAN storage system applications. While the Company may in the future evaluate opportunities outside its target markets, no such products are currently under development. To date, a significant portion of the Company's net sales have been derived from sales of products for use with NetWare applications. The Company's future financial performance will depend in large part on continued growth in the PC-LAN market, in particular NetWare and Windows NT applications. There can be no assurance that NetWare and Windows NT will remain the leading operating systems in the PC-LAN market, or that the PC-LAN market will grow at rates currently anticipated, or at all. If the PC-LAN market fails to grow or grows more slowly than anticipated, or if PC-LAN storage systems based on emerging standards other than NetWare or Windows NT and other standards adopted by the Company become increasingly accepted by the market, the Company's business, operating results and financial condition would be materially and adversely affected. During recent years, segments of the computer industry have experienced significant economic downturns characterized by decreased product demand, production overcapacity, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The network storage system market is intensely competitive. The Company competes primarily in the PC-LAN server storage market and experiences the greatest competition from traditional suppliers of PC-LAN network servers, such as Compaq Corporation ("Compaq"), Hewlett-Packard Company ("Hewlett-Packard") and International Business Machines Corporation ("IBM"), who market storage systems as part of their complete computer systems. Storage Dimensions also competes against independent storage system suppliers to the PC-LAN server market, including DEC Storage Works, MTI Technology, Procom Technology, Inc. and StreamLogic Corporation. In addition, providers of storage for the mainframe or UNIX-based markets, such as Auspex Systems, Inc., Data General Corporation, EMC Corporation, Network Appliance, Inc., Storage Computer, Inc. and Symbios Logic, Inc., could develop and market products that address the PC-LAN storage systems market, and in particular Windows NT applications. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than can the Company, or to deliver competitive products at a lower end-user price. The Company also expects that competition will increase as a result of industry consolidations. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company believes that the principal competitive factors affecting its market include: fault-tolerant reliability, performance, ease of use, scalability, configurability, price and customer service and support. There can be no assurance that the Company will be able to successfully incorporate these factors into its products and to compete against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results or financial condition. See "Business -- Competition."

DEPENDENCE ON LIMITED NUMBER OF SUPPLIERS OF HIGH QUALITY COMPONENTS

     The Company relies upon a limited number of suppliers of several key components utilized in the assembly of the Company's products. For example, the Company purchases disk drives primarily from Seagate Technology, Inc. ("Seagate") and Micropolis Corporation ("Micropolis"), DLT tape drives exclusively from Quantum Corporation ("Quantum") and DGR (Dynamic Growth and Reconfiguration) RAID controllers exclusively from American Megatrends, Inc. ("American Megatrends"). The Company's reliance on its suppliers involves several risks, including: an inadequate supply of required components; price increases; late deliveries; and poor component quality. These risks are particularly significant with respect to suppliers of disk drives because, in order to meet product performance requirements, the Company must obtain disk drives with extremely high quality and capacity. In addition, there is currently a significant market demand for disk drives, tape drives and RAID controllers, and from time to time the Company may experience component shortages, selective supply allocations and increased prices of such components. Although to date the Company has been able to purchase its requirements of such components, there can be no assurance that the Company will be able to obtain its full requirements of such components in the future or that prices of such components will not increase. In addition, there can be no assurance that problems with respect to yield and quality of such components and timeliness of deliveries will not occur. Disruption or termination of the supply of these components could delay shipments of the Company's products and could have a material adverse effect on the Company's business, operating results or financial condition. Such delays could also damage relationships with current and prospective customers. See "Business -- Manufacturing."

     In the past, due to the Company's quality requirements, the Company has experienced delays in the shipments of its new products principally due to an inability to qualify component parts from disk drive manufacturers and other suppliers, resulting in delay or loss of product sales. The Company has currently qualified disk drives manufactured by Seagate and Micropolis, tape drives from Quantum, and RAID controllers from Mylex Corporation ("Mylex") and American Megatrends. Although these delays in the past have not had a material adverse effect upon the Company's business, operating results or financial condition, there can be no assurance that in the future any such delays would not have such a material adverse effect.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     Storage Dimensions' success depends significantly upon its proprietary technology. The Company currently relies on a combination of copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company has registered its Storage Dimensions and LANStor trademarks and will continue to evaluate the registration of additional trademarks as appropriate. The Company generally enters into confidentiality agreements with its employees and with key vendors and suppliers. The Company currently has one U.S. patent application pending associated with the object-oriented layered architecture of its RAIDFlex array management software. There can be no assurance that this patent will eventually be issued, that the Company will develop proprietary products or technologies that are patentable, that any patent issued in the future will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's ability to do business. The Company believes that the rapidly changing technology in the computer storage industry makes the Company's success dependent more on the technical competence and creative skills of its personnel than on any patents it may be able to obtain.

     There has also been substantial litigation in the computer industry regarding intellectual property rights, and litigation may be necessary to protect the Company's proprietary technology. The Company has from time to time received claims that it is infringing third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary rights. The Company expects that companies in the storage system market will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company. See "Business -- Proprietary Technology and Intellectual Property."

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. The Company provides incentives such as salary, benefits and option grants (which are typically subject to vesting over four years) to attract and retain qualified employees. The loss of the services of one or more of the Company's officers or other key employees could have a material adverse effect on the Company's business, operating results or financial condition. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical and management personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical and management employees or that it can attract, assimilate or retain other highly qualified technical and management personnel in the future. See "Business -- Employees" and "Management."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiation among the Company, the Selling Stockholders and the Underwriters based upon several factors, and may not be indicative of future market prices. See "Underwriting" for information relating to the factors to be used in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to a number of factors, including quarterly variations in operating results, announcements of technological innovations or new products, applications or product enhancements by the Company or its competitors, changes in financial estimates by securities analysts and other events. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock after this offering could adversely affect the market price of the Company's Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon completion of this offering, the Company will have outstanding 7,836,623 shares of Common Stock, assuming no exercise of options outstanding as of December 31, 1996. Of these shares, the 3,800,000 shares offered hereby (4,370,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 4,036,623 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. All of these shares are subject to Lock-Up Agreements (described below); accordingly, none of these shares will be eligible for immediate sale upon commencement of this offering. Upon expiration of the Lock-Up Agreements (which occurs on the date 180 days after commencement of this offering), an aggregate of 254,132 shares will become eligible for sale without restriction pursuant to Rule 144(k) or Rule 701 under the Securities Act and approximately 3,782,491 additional shares will be eligible for sale subject to the volume and manner of sale restrictions of Rule
144. See "Shares Eligible for Future Sale." Holders of an aggregate of 3,706,623 shares will have the right to require the Company to register such shares for sale under the Securities Act. See "Description of Capital Stock -- Registration Rights."

CONCENTRATION OF STOCK OWNERSHIP

     Upon completion of this offering, the Company's executive officers and directors, together with their affiliates, will beneficially own approximately 49.3% of the Company's outstanding shares of Common Stock. Accordingly, these stockholders, if acting together, will continue to be able to exert significant influence on the election of the Company's directors, the approval of mergers and other change in control transactions involving the Company and the determination of other corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation, as amended and restated, and Bylaws, as amended, Delaware law and the Company's indemnification agreements with certain officers and directors of the Company may be deemed to have an anti-takeover effect. Such provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Company's Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock, having the number of shares (up to 10,000,000), designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by the Board of Directors without stockholder approval. The Company's Certificate of Incorporation, as amended and restated, and Bylaws, as amended, also contain a number of provisions that could impede a takeover or change in control of the Company, including but not limited to the elimination of stockholders' ability to take action by written consent and a fair price requirement.

     In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

     Each of the foregoing provisions gives the Board of Directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that stockholders might view as being in their best interests. See "Description of Capital
Stock -- Anti-Takeover Provisions."

DILUTION

     Investors participating in this offering will incur immediate, substantial dilution. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock being offered by the Company hereby, based on an assumed initial public offering price of $9.50 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be approximately $22.9 million. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company expects to use the net proceeds from this offering to repay indebtedness under the Company's revolving line of credit facility ($5.8 million outstanding as of December 31, 1996) and $3.6 million owed to Maxtor under a subordinated note dated December 26, 1992 (the "Maxtor Note"), and for general corporate purposes, including working capital and capital expenditures. The line of credit expires in May 1998 and bears interest at the rate of prime plus 1% (9.25% as of December 31, 1996). Amounts owed under the Maxtor Note bear interest at 12%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions." A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transactions. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock or other securities. The Company currently anticipates that it will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the Company at December 31, 1996 and such capitalization as adjusted to give effect to the conversion of the Company's Preferred Stock into Common Stock and the sale by the Company of the 2,700,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.50 per share (after deducting estimated underwriting discounts and commissions and offering expenses) and the application of net proceeds to the Company.


                                                                        DECEMBER 31, 1996
                                                                     -----------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                     -------     -----------
                                                                         (IN THOUSANDS,
                                                                       EXCEPT SHARE DATA)
    Short-term borrowings(1).......................................  $ 9,629       $   267
                                                                     =======       =======
    Stockholders' equity:
      Preferred Stock, $0.005 par value; 13,850,000 shares
         authorized, 13,849,670 shares issued and outstanding,
         actual(2); 10,000,000 shares authorized, none issued and
         outstanding, as adjusted..................................  $    69       $    --
      Common Stock, $0.005 par value; 22,500,000 shares authorized,
         1,674,212 shares issued and outstanding, actual;
         40,000,000 shares authorized, 7,836,623 shares issued and
         outstanding, as adjusted(3)...............................        8            39
      Additional paid-in capital...................................   10,442        33,385
      Deferred compensation........................................     (486)         (486)
      Accumulated deficit..........................................   (5,405)       (5,405)
                                                                     -------       -------
         Total stockholders' equity................................    4,628        27,533
                                                                     -------       -------
              Total capitalization.................................  $ 4,628       $27,533
                                                                     =======       =======


---------------

(1) See Notes 2 and 4 of Notes to Consolidated Financial Statements.

(2) Upon completion of this offering, each four outstanding shares of Preferred Stock will automatically convert into one share of Common Stock.

(3) As of December 31, 1996, there were options outstanding to purchase an aggregate of 481,754 shares of Common Stock at a weighted average exercise price of $0.55 per share and 1,024,586 shares were reserved for future issuance under the Company's employee stock plans. See
    "Management -- Employee Stock Plans" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value of the Company as of December 31, 1996 was $4,628,000 or $.90 per common equivalent share. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of common equivalent shares outstanding at that date. After giving effect to the sale by the Company of the 2,700,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $9.50 per share and after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company), the Company's pro forma net tangible book value at December 31, 1996 would have been $27,533,000 or $3.51 per share. This represents an immediate increase in net tangible book value to existing stockholders of $2.61 per share and an immediate dilution to new investors of $5.99 per share. The following table illustrates the per share dilution:

Initial public offering price per share......................................             9.50
  Net tangible book value per share as of December 31, 1996..................  $ .90
  Increase in net tangible book value per share attributable to new
     investors...............................................................   2.61
                                                                               -----
Pro forma net tangible book value per share after the offering...............             3.51
                                                                                         -----
Dilution per share to new investors..........................................            $5.99
                                                                                         =====

     The following table sets forth on a pro forma basis as of December 31, 1996 the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by existing stockholders and by the new investors (before deduction of estimated underwriting discounts and commissions and offering expenses):

                                      SHARES PURCHASED            TOTAL CONSIDERATION          AVERAGE
                                    ---------------------       -----------------------         PRICE
                                     NUMBER       PERCENT         AMOUNT        PERCENT       PER SHARE
                                    ---------     -------       -----------     -------       ---------
Existing stockholders(1)..........  5,136,623       65.5%       $ 9,599,000       27.2%         $1.87
New investors(1)..................  2,700,000       34.5%        25,650,000       72.8           9.50
                                    ---------     ------        -----------     ------
          Total...................  7,836,623      100.0%       $35,249,000      100.0%
                                    =========     ======        ===========     ======

---------------

(1) Sales of shares of Common Stock by Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 4,036,623 shares or 51.5% of the shares of Common Stock outstanding and will increase the number of shares of Common Stock held by new investors to 3,800,000 shares or 48.5% of the shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

     The foregoing table assumes no exercise of the Underwriters' over-allotment option and no exercise of stock options outstanding at December 31, 1996. As of December 31, 1996, there were options outstanding to purchase a total of 481,754 shares of Common Stock at a weighted average exercise price of $0.55 per share and 1,024,586 shares were reserved for grant of future options under the Company's option plans. To the extent that any of these options are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Employee Stock Plans" and Notes 6 and 7 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from consolidated financial statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the nine months ended December 31, 1992 and the fiscal year ended December 31, 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from the audited consolidated financial statements of the Company that are not included herein. The historical results are not necessarily indicative of the results of operations to be expected in the future.


                                                         PREDECESSOR                   COMPANY
                                                         ------------   -------------------------------------
                                                         NINE MONTHS
                                                            ENDED              YEAR ENDED DECEMBER 31,
                                                         DECEMBER 31,   -------------------------------------
                                                             1992        1993      1994      1995      1996
                                                         ------------   -------   -------   -------   -------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Net sales:
  Enterprise and OEM...................................    $  8,764     $22,706   $40,088   $52,475   $69,873
  Desktop..............................................      53,421      42,662    21,136     7,683     2,437
                                                            -------     -------   -------   -------   -------
         Total net sales...............................      62,185      65,368    61,224    60,158    72,310
Cost of sales..........................................      43,378      48,240    41,998    37,170    45,327
                                                            -------     -------   -------   -------   -------
Gross profit...........................................      18,807      17,128    19,226    22,988    26,983
                                                            -------     -------   -------   -------   -------
Operating expenses:
  Sales and marketing..................................       9,040      10,108    10,662    13,344    14,081
  Research and development.............................       2,943       3,623     4,339     5,377     5,872
  General and administrative...........................       3,067       6,986     3,293     3,390     3,819
  Advisory fee(1)......................................          --         340       362       360       729
                                                            -------     -------   -------   -------   -------
         Total operating expenses......................      15,050      21,057    18,656    22,471    24,501
                                                            -------     -------   -------   -------   -------
Income (loss) from operations..........................       3,757      (3,929)      570       517     2,482
Other income (expense), net............................         (46)       (997)     (983)   (1,123)   (1,155)
                                                            -------     -------   -------   -------   -------
Income before provision for income taxes...............       3,711      (4,926)     (413)     (606)    1,327
Provision for income taxes.............................       1,410         601        24        30       132
                                                            -------     -------   -------   -------   -------
Net income (loss)......................................    $  2,301     $(5,527)  $  (437)  $  (636)  $ 1,195
                                                            =======     =======   =======   =======   =======
Pro forma net income per share(2)......................                                               $   .22
                                                                                                      =======
Weighted average common and common equivalent shares
  outstanding(2).......................................                                                 5,529
                                                                                                      =======
Supplemental pro forma net income(3)...................                                               $ 1,946
                                                                                                      =======
Supplemental pro forma net income per share(2)(3)......                                               $   .30
                                                                                                      =======
Supplemental pro forma shares outstanding(3)...........                                                 6,541
                                                                                                      =======


                                                                                       COMPANY
                                                                        -------------------------------------
                                                         PREDECESSOR
                                                         ------------               DECEMBER 31,
                                                         DECEMBER 31,   -------------------------------------
                                                             1992        1993      1994      1995      1996
                                                         ------------   -------   -------   -------   -------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:

Cash and cash equivalents..............................    $  4,257     $   502   $   470   $   363   $ 1,682
Working capital........................................      12,512       1,952     2,680       543     2,513
Total assets...........................................      27,633      18,332    18,001    19,751    22,898
Long-term debt, less current portion...................          --       2,667     2,800        --        --
Total stockholders' equity.............................      16,203       3,580     3,331     2,862     4,628

---------------
(1) Represents an advisory fee paid to Capital Partners pursuant to the Advisory Agreement. The Advisory Agreement was terminated in December 1996. The 1996 amount includes a one-time termination payment of $360,000. See "Certain Transactions."
(2) Per share information for periods prior to the year ended December 31, 1996 has been omitted because it is not meaningful. See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used in computing pro forma net income per share.
(3) The supplemental pro forma information gives effect to the sale by the Company of that number of shares of Common Stock sufficient to generate net assets equal to the amount of the debt to be paid from the proceeds of this offering, and the repayment of such debt, all as if the offering and debt repayment had occurred at the beginning of the period. See "Use of Proceeds" and "Certain Transactions."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under the caption "Risk Factors" elsewhere in this Prospectus.

OVERVIEW

     The Company was formed in late 1992 to acquire the assets of the "Storage Dimensions" subsidiary of Maxtor for an aggregate of $21.4 million. The Acquisition, which was completed in December 1992, was financed through equity investments in the Company made by the Capital Partners Group by certain members of management and by Maxtor. A portion of the purchase price was also funded through bank borrowings and through a subordinated term loan in the principal amount of $4 million payable to Maxtor. The note payable to Maxtor was originally due December 31, 1995 but the maturity date was extended to the earlier to occur of the completion of this offering or May 10, 1997. A portion of the proceeds of this offering will be used to repay the remaining balance due to Maxtor.

     Prior to the Acquisition, the Predecessor was primarily engaged in designing, manufacturing and selling high volume storage products that attached to PCs and Macintosh computers and low-end servers. These desktop products generally incorporated Maxtor disk drives. As part of its strategy to develop a business that could successfully operate independently from Maxtor and would generate higher gross margins, during 1992 the Predecessor began to sell RAID products targeted at the enterprise storage markets. For the nine months ended December 31, 1992, desktop and enterprise/OEM product sales represented 85.9% and 14.1%, respectively, of total net sales. In furtherance of its long-term strategy, the transition was accelerated following the Acquisition such that, in 1994 enterprise/OEM product sales represented a majority of total net sales and, for the year ended December 31, 1996, enterprise/OEM product sales grew to 96.6% of total net sales. As the mix shifted from desktop products to enterprise/OEM products, the gross margins improved from 26% in 1993 to 37% in 1996. The Company does not expect sales of desktop products to represent a material portion of its net sales in future periods.

     The transition from desktop storage to enterprise RAID storage products required a significant investment in research and development, sales and marketing, and operations. To implement this transition, the Company significantly enhanced its infrastructure and employee expertise during 1994, 1995 and 1996, and operating expenses increased from 32% of sales in 1993 to 34% in 1996. The largest single expense associated with this transition was the staffing of a direct end-user sales organization starting in the third quarter of 1994.

     The absorption of fixed manufacturing overhead suffered during the transition from desktop to enterprise/OEM products as manufacturing volume decreased and RAID systems required more sophisticated and time consuming integration and test processes. The sale of the Company's Macintosh product line in 1994 further reduced volume and exacerbated the unfavorable overhead absorption situation. By the end of 1995 and continuing through 1996, the higher manufacturing volumes of the Company's RAID enterprise/OEM products resulted in greater overhead absorption and reductions in the per-unit manufacturing costs of such products. At the end of 1996, the Company had significant excess manufacturing capacity remaining. As a result, if manufacturing volumes were to increase, the Company would expect to achieve further economies of scale and lower per-unit manufacturing costs.

     Revenue from product sales is recognized upon shipment. Net sales reflect the invoiced amount for goods shipped less reserves for estimated returns. The Company provides price protection to its distributors such that, if the Company reduces the price of its products, distributors are entitled to a credit for the difference between the new, reduced price and the price they previously paid for products which are held in the distributor's inventory at the time of the price reduction. As a result, price reductions could have a material adverse effect on results of operations, depending upon distributor inventory levels at the time of the price reduction. In 1994, 1995 and 1996, the Company issued approximately $161,000, $550,000 and $840,000, respectively, of credits in connection with such price protection.

     Storage Dimensions utilizes a direct sales force to penetrate major new accounts, to create demand for its products, and to secure repeat business from existing customers. Storage Dimensions also maintains reseller distribution channels that facilitate procurement of the Company's products by small and medium-sized end-users, producing incremental revenues from its marketing, sales and promotional efforts. In addition, certain large customers prefer to source through the reseller channels as part of their overall network equipment sourcing and integration strategy. Therefore, the Company's resellers also fulfill some large customer orders that were generated by the Company's direct sales force. With its basic field sales organization and distribution channels in place, the Company believes that it can generate additional sales at a lower incremental selling cost, and intends to expand its field sales operations to further leverage its current investment.

     In connection with the Acquisition, the Company entered into the Advisory Agreement with Capital Partners pursuant to which Capital Partners provided advisory services to the Company. The Company paid $362,000 in 1994, $360,000 in 1995 and $729,000 in 1996 pursuant to the Advisory Agreement. The 1996 amount includes a one-time payment of $360,000 paid by the Company in connection with termination of the Advisory Agreement by mutual agreement in December 1996. The foregoing amounts comprise the "Advisory Fee" expense item in the Company Financial Statements. See "Certain Transactions."


     During 1996, the Company agreed to issue an option to a consultant (the "Consultant Option") pursuant to which the consultant will be entitled to purchase up to 25,000 shares of Common Stock at an exercise price of $0.20 per share. Rights under the Consultant Option are contingent upon successful completion of this offering. The Company recorded a compensation charge in the fourth quarter of 1996 of approximately $175,000, which represents the estimated net value of the option as of December 31, 1996. Such amount was included in general and administrative expenses. The Company expects to record an additional $58,000 in compensation expense (assuming an initial public offering price of $9.50 per share) in the period in which this offering is consummated.


RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of net sales for the periods indicated:


                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                          1994        1995        1996
                                                          -----       -----       -----
        Net sales:
          Enterprise and OEM............................   65.5%       87.2%       96.6%
          Desktop.......................................   34.5        12.8         3.4
                                                          -----       -----       -----
                  Total net sales.......................  100.0%      100.0%      100.0%
                                                          =====       =====       =====
        Cost of sales...................................   68.6        61.8        62.7
                                                          -----       -----       -----
        Gross profit....................................   31.4        38.2        37.3
                                                          -----       -----       -----
        Operating expenses:
          Sales and marketing...........................   17.4        22.2        19.5
          Research and development......................    7.1         8.9         8.1
          General and administrative....................    5.4         5.6         5.3
          Advisory fee..................................    0.6         0.6         1.0
                                                          -----       -----       -----
                  Total operating expenses..............   30.5        37.3        33.9
                                                          -----       -----       -----
        Income from operations..........................    0.9         0.9         3.4
        Other income (expense), net.....................   (1.6)       (1.9)       (1.6)
                                                          -----       -----       -----
        Income (loss) before provision for income
          taxes.........................................   (0.7)       (1.0)        1.8
        Provision for income taxes......................     --          --         0.2
                                                          -----       -----       -----
        Net income(loss)................................   (0.7)%      (1.0)%       1.6%
                                                          =====       =====       =====
        Supplemental pro forma net income...............                            2.7%
                                                                                  =====

  1996 COMPARED TO 1995

     Net Sales. Net sales increased 20.2% to $72.3 million in 1996, compared to $60.2 million during 1995. Sales of enterprise/OEM products and desktop products represented 96.6% and 3.4%, respectively, of total net sales in 1996 compared to 87.2% and 12.8%, respectively, in 1995, reflecting the continued shift in the Company's product strategy toward these newer products. Net enterprise/OEM product sales increased 33.1% to $69.8 million in 1996 compared to $52.5 million in 1995. This increase resulted primarily from increased sales of previously existing products and sales of products introduced in late 1995 and in 1996, including: products incorporating dynamic growth and reconfigurability ("DGR") features; enterprise storage products for Windows NT-based environments; and new products incorporating 9 gigabyte disk drives. The level of sales to the Company's primary OEM customer also increased in 1996. The Company believes that these increases in sales are attributable, at least in part, to the Company's increase of its sales staff in late 1994 and early 1995 which became more productive in 1996. Desktop product sales decreased 68.0% to $2.5 million in 1996 compared to $7.7 million in 1995. The Company does not expect sales of desktop products to represent a material portion of its total net sales in future periods.

     Gross Profit. Gross profit for 1996 was $27.0 million, or 37.3% of net sales, compared to $23.0 million, or 38.2% of net sales in 1995. The decrease in gross profit as a percentage of net sales in 1996 was primarily attributable to pricing pressures in the market for products using 4 gigabyte disk drives during the first half of 1996, as well as a relative increase in OEM sales which generally carry lower gross profit margins than enterprise products. The adverse effects of these factors were partially offset by the overall increase in sales of enterprise products which tend to carry higher gross margins, manufacturing efficiencies resulting from the higher level of sales of enterprise/OEM products and the elimination from the Company's desktop product line of certain lower-margin, commodity-like products. The Company's gross margin has been and will continue to be affected by a variety of factors, including: competition; product configuration; the mix of direct versus indirect sales; the mix of desktop, enterprise and OEM products sold in any given period; the availability of new products and product enhancements which tend to carry higher gross margins than older products; and the cost and availability of components.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries and commissions, advertising and promotional costs and customer service and support expenses. Sales and marketing expenses for 1996 totaled $14.1 million, or 19.5% of net sales, compared to $13.3 million, or 22.2% of net sales in 1995. Sales and marketing expense in 1996 in absolute amount was relatively flat compared to 1995 as the Company did not significantly increase its sales staff during most of 1996. The decrease in sales and marketing expense as a percentage of net sales in 1996 resulted from increased productivity of the sales and marketing organization. In late 1996, the Company again began to expand its sales organization which will result in an increase in sales and marketing expenses in absolute amount. There can be no assurance that there will be a proportional increase in net sales and, as a result, sales and marketing expenses as a percentage of net sales are expected to fluctuate in future periods.

     Research and Development. Research and development expenses consist primarily of employee compensation, prototype expenses and fees paid to outside consultants. To date no software development costs have been capitalized. Research and development expenses for 1996 totaled $5.9 million, or 8.1% of net sales, compared to $5.4 million, or 8.9% of net sales in 1995. The increase in research and development spending in absolute amount during 1996 was primarily a result of increased staffing levels necessary to support continued development of RAID products, primarily for the enterprise storage environment. The decrease as a percentage of net sales was a result of the more rapid increase in the level of sales in 1996 as compared to research and development spending. The Company believes that significant and continued investments in research and development will be required to remain competitive and expects that these expenditures will increase in absolute dollars in future periods and to fluctuate as a percentage of net sales.


     General and Administrative. General and administrative expenses consist primarily of compensation expenses for employees performing the Company's administrative functions. General and administrative expenses for 1996 totaled $3.8 million, or 5.3% of net sales, compared to $3.4 million, or 5.6% of net sales in 1995. General and administrative expenses increased in absolute amount primarily as a result of consulting costs associated with strategic planning activities. The Company believes that it will incur additional general and administrative expenses associated with operating as a public company.

     Advisory Fee. The advisory fees consist of amounts payable to Capital Partners pursuant to the Advisory Agreement. Advisory fees totaled $729,000, or 1.0% of net sales in 1996, compared to $360,000, or 0.6% of net sales in 1995. The 1996 amount includes a one-time payment of $360,000 made in connection with termination of the Advisory Agreement. No further advisory fees will be payable under the Advisory Agreement. See "Certain Transactions."

     Other Income (Expense), Net. Other income (expense), net consists primarily of interest payments on outstanding debt. Other income (expense), net was an expense of $1.2 million in 1996, up from an expense of $1.1 million in 1995. The difference primarily represents a one time charge relating to the refinancing of the Company's revolving line of credit during 1996. Other income (expense), net in future periods is expected to benefit from the investment of the proceeds of this offering as well as the reduction in debt following the offering. See "Use of Proceeds."


     Income Taxes. Income tax expenses incurred in 1995 and 1996 consist of federal alternative minimum taxes and California minimum franchise taxes and taxes paid outside the United States. Operating loss carryforwards generated during recent periods when the Company was not profitable were virtually exhausted as of December 31, 1996. Remaining gross deferred tax assets of $1,695,000 at December 31, 1996 are primarily attributable to differences between the financial accounting and tax deductibility of certain items including inventory reserves, depreciation and amortization, research and development credits and compensation accruals. In determining likelihood of future realization of the net deferred tax assets, management considered various factors including the Company's past history of losses and variability in quarterly results, and the significant competitive pressures in the industry in which the Company operates. See "Risk Factors -- History of Operating Losses; Potential Fluctuations in Quarterly Results." In the opinion of management, based on these factors, as of December 31, 1996, it was considered more likely than not that the gross deferred tax assets would not be realized. Accordingly, at December 31, 1996, the Company recorded a full valuation allowance for these deferred tax assets. A future change in the Company's assessment of the likelihood of future realization of deferred tax assets could result in a reduction of the valuation allowance, a corresponding reduction in the Company's income tax expense recorded for financial statement purposes and a corresponding increase in net income. This would not, however, result in a change in actual income taxes payable by the Company in any future period. See Note 5 of Notes to the Consolidated Financial Statements.


  1995 COMPARED TO 1994

     Net Sales. Net sales decreased 1.7% to $60.2 million in 1995, compared to $61.2 million during 1994. Sales decreased primarily due to a 63% decrease in sales of desktop products, partially offset by a 30% increase in sales of enterprise/OEM products. Enterprise/OEM products accounted for 87.2% of the net sales in 1995, up from 65.5% of net sales in 1994.

     Gross Profit. Gross profit for 1995 was $23.0 million, or 38.2% of net sales, compared to $19.2 million, or 31.4% of net sales in 1994. The increase in gross profit as a percentage of net sales in 1995 was primarily attributable to a favorable sales mix of higher-end enterprise systems included in enterprise/OEM product revenues partially offset by an unfavorable mix in sales of lower margin desktop products included in desktop product revenues in the period.

     Sales and Marketing. Sales and marketing expenses for 1995 totaled $13.3 million, or 22.2% of net sales, compared to $10.7 million, or 17.4% of net sales in 1994. Sales and marketing expenses increased in absolute amount and as a percent of net sales in 1995 primarily as a result of the Company's efforts to build its sales and marketing organization to support the transition from indirect to direct sales efforts.

     Research and Development. Research and development expenses for 1995 totaled $5.4 million, or 8.9% of net sales, compared to $4.3 million, or 7.1% of net sales in 1994. The increase in research and development spending in both absolute amount and as a percentage of net sales during 1995 was primarily a result of development activities related to the Company's RAID products.

     General and Administrative. General and administrative expenses for 1995 totaled $3.4 million, or 5.6% of net sales, compared to $3.3 million, or 5.4% of net sales in 1994. General and administrative expenses in both absolute amount and as a percentage of net sales were relatively flat from 1994 to 1995 as management responded to flat overall sales levels.

     Advisory Fee. Advisory fees totaled $360,000 and $362,000 in 1995 and 1994, respectively, and constituted 0.6% of net sales in both years.

     Other Income (Expense), Net. Other income (expense), net was an expense of $1.1 million in 1995, up from an expense of $983,000 in 1994. The increase in 1995 was primarily attributable to higher average loan balances during the year as well as an increased interest rate on the loan payable to Maxtor. See "Certain Transactions."


     Income Taxes. Income tax expenses incurred in 1994 and 1995 were minimal as a result of operating losses incurred. Gross deferred tax assets of $1,695,000 at December 31, 1995 are primarily attributable to operating loss carryforwards and differences between the financial accounting and tax deductibility of certain items including inventory reserves, depreciation and amortization, research and development credits and compensation accruals. In the opinion of management, as of December 31, 1995, it was considered more likely than not that the net deferred tax assets would not be realized. Accordingly, at December 31, 1995, the Company recorded a full valuation allowance for these deferred tax assets. See Note 5 of Notes to the Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present certain unaudited consolidated statement of operations data for each of the eight quarters in the two years ended December 31, 1996, as well as such data expressed as a percentage of the Company's net sales for the periods indicated. This data has been derived from unaudited consolidated financial statements and has been prepared on the same basis as the Company's audited Consolidated Financial Statements which appear elsewhere in this Prospectus. In the opinion of the Company's management, this data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data.


                                                                         THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------------
                                                        1995                                            1996
                                    ---------------------------------------------   ---------------------------------------------
                                    MARCH 31     JUNE 30    SEPT. 30     DEC. 31    MARCH 31     JUNE 30    SEPT. 30     DEC. 31
                                    ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales:
  Enterprise and OEM...............  $11,806     $12,624     $13,088     $14,957     $14,899     $17,795     $18,174     $19,005
  Desktop..........................    3,282       1,560       1,542       1,299       1,033         524         320         560
                                     -------     -------     -------     -------     -------     -------     -------     -------
        Total net sales............   15,088      14,184      14,630      16,256      15,932      18,319      18,494      19,565
Cost of sales......................    9,442       8,787       8,841      10,100      10,112      11,794      11,480      11,941
                                     -------     -------     -------     -------     -------     -------     -------     -------
Gross profit.......................    5,646       5,397       5,789       6,156       5,820       6,525       7,014       7,624
                                     -------     -------     -------     -------     -------     -------     -------     -------
Operating expenses:
  Sales and marketing..............    3,359       3,283       3,347       3,355       3,130       3,492       3,507       3,952
  Research and development.........    1,217       1,373       1,343       1,444       1,340       1,409       1,616       1,507
  General and administrative.......      892         818         826         854         876         902         927       1,114
  Advisory fee.....................       91          88          91          90          91          91          91         456
                                     -------     -------     -------     -------     -------     -------     -------     -------
        Total operating expenses...    5,559       5,562       5,607       5,743       5,437       5,894       6,141       7,029
                                     -------     -------     -------     -------     -------     -------     -------     -------
Income (loss) from operations......       87        (165)        182         413         383         631         873         595
Other income (expense), net........     (269)       (315)       (280)       (259)       (255)       (351)       (286)       (263)
                                     -------     -------     -------     -------     -------     -------     -------     -------
Income (loss) before provision for
  income taxes.....................     (182)       (480)        (98)        154         128         280         587         332
Provision for income taxes.........        0           6           5          19           9           9          37          77
                                     -------     -------     -------     -------     -------     -------     -------     -------
Net income (loss)..................  $  (182)    $  (486)    $  (103)    $   135     $   119     $   271     $   550     $   255
                                     =======     =======     =======     =======     =======     =======     =======     =======
Pro forma net income per share.....                                                  $  0.02     $  0.05     $  0.10     $  0.05
                                                                                     =======     =======     =======     =======
Shares used in per share
  calculations.....................                                                    5,496       5,496       5,562       5,572
                                                                                     =======     =======     =======     =======
AS A PERCENTAGE OF REVENUES:
Net sales:
  Enterprise and OEM...............     78.2%       89.0%       89.5%       92.0%       93.5%       97.1%       98.3%       97.1%
  Desktop..........................     21.8        11.0        10.5         8.0         6.5         2.9         1.7         2.9
                                     -------     -------     -------     -------     -------     -------     -------     -------
        Total net sales............    100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales......................     62.6        62.0        60.4        62.1        63.5        64.4        62.1        61.0
                                     -------     -------     -------     -------     -------     -------     -------     -------
Gross profit.......................     37.4        38.0        39.6        37.9        36.5        35.6        37.9        39.0
                                     -------     -------     -------     -------     -------     -------     -------     -------
Operating expenses:
  Sales and marketing..............     22.3        23.1        22.9        20.6        19.6        19.1        19.0        20.2
  Research and development.........      8.1         9.7         9.2         8.9         8.4         7.7         8.7         7.7
  General and administrative.......      5.9         5.8         5.6         5.3         5.5         4.9         5.0         5.7
  Advisory fee.....................      0.6         0.6         0.6         0.6         0.6         0.5         0.5         2.3
                                     -------     -------     -------     -------     -------     -------     -------     -------
        Total operating expenses...     36.9        39.2        38.3        35.4        34.1        32.2        33.2        35.9
                                     -------     -------     -------     -------     -------     -------     -------     -------
Income (loss) from operations......      0.5        (1.2)        1.3         2.5         2.4         3.4         4.7         3.1
Other income (expense), net........     (1.8)       (2.2)       (1.9)       (1.6)       (1.6)       (1.9)       (1.5)       (1.3)
                                     -------     -------     -------     -------     -------     -------     -------     -------
Income (loss) before provision for
  income taxes.....................     (1.3)       (3.4)       (0.6)        0.9         0.8         1.5         3.2         1.8
Provision for income taxes.........      0.0         0.0         0.0         0.1         0.1         0.0         0.2         0.4
                                     -------     -------     -------     -------     -------     -------     -------     -------
Net income (loss)..................     (1.3)%      (3.4)%      (0.6)%       0.8%        0.7%        1.5%        3.0%        1.4%
                                     =======     =======     =======     =======     =======     =======     =======     =======


     The Company's results of operations over the eight quarters ending December 1996 reflect growing revenue in each quarter for enterprise/OEM products except for the first quarter of 1996. The first quarter of

1996 was impacted by pricing pressures for 4 gigabyte drives and followed a quarter with unusually large OEM sales. Desktop product revenues declined throughout the period as the Company's shift toward enterprise/OEM products continued, with the exception of the fourth quarter of 1996 when such revenues increased somewhat as a result of the Company taking an opportunistic order for desktop products during such quarter. Enterprise/OEM products rose from 78.2% of net sales in the first quarter of 1995 to a high of 98.3% of net sales in the third quarter of 1996.

     Overall margins were relatively constant during the period. In 1995 the Company was one of the first manufacturers to introduce the 4 gigabyte disk drive in a RAID product. The higher gross margin of these drives facilitated an increase in total gross margins to a high point of 39.6% in the third quarter of 1995. A downward trend started, however, in the fourth quarter of 1995 as lower margin OEM business grew and competitive pressures from other market entrants negatively impacted prices for 4 gigabyte products. This pressure continued through the second quarter of 1996, with an overall drop of 4.0% in gross margin points in that nine month period. Partially offsetting these effects were continued improvements in manufacturing efficiencies, including higher absorption of fixed costs. In the second half of 1996, overall industry demand for storage has held prices firm. Further manufacturing efficiencies and the introduction of new RAID products utilizing new technologies, including DGR and 9 gigabyte disk drives, fueled further improvements in gross margin.

     Sales and marketing expenses in absolute amount were relatively flat during this period following an increase in sales staff in late 1994. In early 1996 there was a temporary drop in marketing headcount and a curtailment of trade show and advertising expenses. Overall productivity improvements in the sales and marketing organizations have driven sales and marketing expenses as a percentage of net sales down from a high of 23.1% in the second quarter of 1995 to a low of 19.0% in the third quarter of 1996. In late 1996, the Company again began to expand its sales organization, and sales and marketing expenses as a percentage of net sales increased to 20.2% in the fourth quarter of 1996. This expansion is expected to result in further increases in sales and marketing expenses in absolute amount. There can be no assurance that there will be a proportional increase in net sales and, as a result, sales and marketing expenses as a percentage of net sales are expected to fluctuate in future periods.

     Research and development expenses increased in absolute amount over the eight quarter period as the Company implemented new projects related to the development of its RAID product line. Both software and hardware development capabilities were strengthened. With the growth in revenue levels, research and development expenses as a percentage of net sales has fallen from a high of 9.7% in the second quarter of 1995 to 7.7% in the fourth quarter of 1996.


     General and administrative expenses have been relatively constant in absolute amount over the eight quarters, except for the increased expenses associated with corporate development and financing activities in 1996, and an additional $175,000 in compensation expense in the fourth quarter of 1996 as a result of a commitment to grant to a consultant of the Company a stock option exercisable upon consummation of this offering in exchange for financial planning and management services. Overall general and administrative headcount has fluctuated slightly, but in the fourth quarter of 1996 was below the average level of 1995. These expenses as a percentage of net sales have ranged from a low of 4.9% in the second quarter of 1996 to a high of 5.9% in the first quarter of 1995.


     Advisory fees were relatively constant in absolute amount during each quarter except the fourth quarter of 1996 which included an additional $360,000 associated with termination of the Advisory Agreement.

     Income taxes during the period were relatively low due to the availability of operating loss carryforwards from prior periods to offset income. The operating loss carryforwards were virtually exhausted as of December 31, 1996, and the Company expects future profits, if any, to be fully taxable.

     The Company's quarterly operating results have in the past varied and may in the future vary significantly depending on a number of factors, including the level of competition; the size, timing, cancellation or rescheduling of significant orders; product configuration and mix; market acceptance of new products and product enhancements; new product announcements or introductions by the Company's competitors; deferrals of customer orders in anticipation of new products or product enhancements; changes in pricing by the Company or its competitors; the impact of price protection measures and return privileges granted by the Company to its distributors and VARs; the ability of the Company to develop, introduce and market new products and product enhancements on a timely basis; hardware component costs and availability, particularly with respect to hardware components obtained from sole sources; hardware supply constraints; the Company's success in expanding its sales and marketing programs; technological changes in the network storage system market, in particular the PC-LAN storage system market; the mix of sales among the Company's sales channels; levels of expenditures on research and development; changes in Company strategy; personnel changes; general economic trends and other factors. In addition, the Company has experienced modest seasonality in the past, with sales in the first quarter declining somewhat from the level achieved in the fourth quarter of the prior year. The Company expects this trend to continue in future periods and, as a result, expects net sales and results of operations for the first quarter of 1997 to decrease from the levels achieved in the fourth quarter of 1996.

     Sales for any future quarter are not predictable with any significant degree of certainty. The Company generally operates with limited order backlog because its products typically are shipped shortly after orders are received. As a result, sales in any quarter are generally dependent on orders booked and shipped in that quarter. Sales are also difficult to forecast because the PC-LAN storage system market is rapidly evolving and the Company's sales cycles vary substantially from customer to customer. The Company's customers generally have the right to cancel orders at any time and to return the Company's products for a refund. The cancellation of orders already placed and the return of products could have a material adverse effect on the Company's operating results in any quarter. Due to the typical timing of customer orders, the Company often ships products representing a significant portion of its net sales for a quarter during the last month of that quarter. Any significant deferral of these sales could have a material adverse effect on the Company's results of operations in any particular quarter. To the extent that the Company completes significant sales earlier than expected, operating results for subsequent quarters may be adversely affected. The Company's expense levels are based, in part, on its expectations as to future sales. As a result, if sales levels are below expectations, net income may be disproportionately affected.

     Over the past several years, the Company has transitioned its focus from desktop subsystem products to enterprise RAID products for use primarily in PC-LAN network applications. As a result, the Company has become increasingly dependent on the market for these products and in its ability to compete successfully in this market. Although the Company has experienced growth in its net sales of enterprise and OEM products in recent periods, the Company's net sales from its desktop products have declined during the same periods. There can be no assurance that the Company will experience similar sales growth, if any, with respect to its enterprise and OEM products in future periods. Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indicator of future performance. It is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1996, the Company's working capital increased to $2.5 million, up from $543,000 at December 31, 1995. The increase in working capital was primarily attributable to a combination of the contribution of cash generated by profitable operations in 1996 and close management of assets during the year. Net accounts receivable increased to $11.9 million at December 31, 1996, compared to $9.6 million at December 31, 1995, as a result of the higher sales volume in 1996. Inventories decreased to $6.3 million at December 31, 1996, down from $6.9 million at December 31, 1995. Throughout 1996, the Company worked to reduce inventory levels through closer work with key suppliers and careful material planning. These results have been partly offset by a decision to stock key disk drives at the end of 1996 to offset the risk of potential supply shortages. Accounts payable decreased to $5.1 million at December 31, 1996, compared to $6.2 million at December 1995. The higher level of accounts payable at the end of 1995 was a result of longer payment cycles due to lower available cash balances at that time.

     The Company has an $11 million revolving line of credit expiring in May 1998. The borrowings under the line of credit bear interest at the rate of prime plus 1% (9.25% at December 31, 1996). Borrowings are secured by all the Company's assets. Borrowings outstanding under the line of credit were $5.8 million at December 31, 1996 and, as of such date, $4.5 million was available for additional borrowings. There are no financial covenants in the line of credit. In connection with the Acquisition, the Company delivered to Maxtor the Maxtor Note in the principal amount of $4 million. Due to cash constraints, principal payments under the Maxtor Note were deferred, and did not commence until the third quarter of 1996. As of December 31, 1996, $3.6 million in principal amount remained outstanding under the Maxtor Note. The Company intends to use a portion of the proceeds of this offering to repay the Maxtor Note and to reduce the outstanding balance under its revolving line of credit. See "Use of Proceeds" and "Certain Transactions."

     The Company presently expects that the proceeds of this offering, together with cash generated from operations should be sufficient to meet its operating and capital requirements for at least twelve months. The Company may, however, need additional capital prior to that time. There can be no assurance that additional capital will be available to the Company on favorable terms or at all.

                                    BUSINESS

     Storage Dimensions designs, manufactures, markets and supports high-performance data storage systems for open systems network applications. Open systems networks are comprised of equipment that conforms to industry standards of interoperability. Storage Dimensions currently focuses on the PC-LAN market by developing and marketing a broad family of disk and tape storage systems that are designed to satisfy the high-performance, fault-tolerance and high-availability (minimum downtime) requirements of its customers while at the same time reducing life-cycle cost of ownership (consisting of the purchase price of the equipment plus the cost of operating this equipment over its life span). The Company's products combine its proprietary software with industry-standard hardware, such as disk drives, tape drives and RAID controllers, which allows the Company to leverage the product development and manufacturing capabilities and efficiencies of industry OEM manufacturers and to offer its customers products that take advantage of what the Company believes to be the best technology available. Storage Dimensions' products have won numerous industry awards in product comparisons and editorial reviews. As the leading independent supplier of high capacity RAID storage systems for the PC-LAN market, Storage Dimensions believes that it is well-positioned to take advantage of new opportunities being created by the projected growth in the PC-LAN market, in particular the market for systems utilizing Windows NT and NetWare.

INDUSTRY BACKGROUND

     The increased use of network computing to support business-critical enterprise applications is fueling rapid demand growth for network disk storage systems incorporating high performance, fault tolerance and high availability. In addition, capacity requirements for network storage are accelerating, due to the deployment of data-intensive new applications, such as relational databases, decision support systems, the Internet and intranets, video/multimedia and document management. The Company believes that these factors will also increase the demand for high-speed network tape backup, which provides additional protection against data loss in the event of various system malfunctions.

     RAID technology has facilitated this rapid expansion of network storage. Traditionally, storage fault-tolerance was achieved using a technique called mirroring, which involves the recording of duplicate data records on redundant disks. Although effective, mirroring is an expensive means to protect against data loss. In 1987, a team of researchers at the University of California at Berkeley defined the concept of RAID, which utilizes parity algorithms to achieve data redundancy at a significantly lower cost than mirroring. The subsequent widespread implementation of RAID technology has removed a major barrier to the proliferation of network computing by providing a cost-effective method for achieving high storage reliability in enterprise network applications.

     Historically, enterprise computing products have been categorized into three general markets: (1) proprietary/mainframe systems, (2) RISC-based UNIX multiuser systems, and (3) Intel-based local area networks ("PC-LAN market"). In each of these markets, independent third-party suppliers have emerged to offer advanced storage systems as alternatives to the storage systems offered by the computer manufacturers themselves. To maximize their probability for success, these independent storage system suppliers have generally focused on opportunities within one of the three specific markets and tailored their business, marketing and sales strategies accordingly. As a result, the markets for storage systems are not monolithic in nature, but, rather, each of the three markets is unique with its own principal competitors. Moreover, it is often difficult for an industry participant to move from one market to another without implementing major changes in business strategy that can undermine its competitiveness in its original target market.

     Among the three principal enterprise computing markets, the PC-LAN market is experiencing the fastest growth, according to IDC. The PC-LAN market emerged in the late 1980s with the proliferation of desktop PCs and the development of network operating systems (such as NetWare) that could efficiently tie PC's together for resource and information sharing. This expansion is now being fueled by the deployment of Intel-based servers using Pentium and Pentium Pro microprocessors, which offer the computing power of RISC-based architectures at a significantly lower cost. IDC projects that the U.S. market for PC-LAN storage systems employing RAID technology will grow from $1.4 billion in 1995 to $6.0 billion in 2000, a compound annual growth rate of 34%. These trends are further reinforced by the rapid adoption of the Windows NT operating system, which is increasingly being used in mid-range database and application servers instead of UNIX operating systems. IDC further projects that the U.S. market for PC-LAN RAID storage systems running on Windows NT servers will grow from $0.3 billion in 1995 to $2.1 billion in 2000, a compound annual growth rate of 50%.

     One of the key issues facing end-users of PC-LAN networks is the ongoing cost of network maintenance and administration. For example, the Gartner Group has estimated that the purchase price of hardware and software comprises only 20% of the three-year cost of network ownership. The remaining 80% of a network's life-cycle cost of ownership consists of other associated expenses, such as downtime, troubleshooting, repair, administration, training and user support. With respect to network storage, there are many opportunities for the storage system software to assist the end-user in lowering the life-cycle cost of ownership, by providing useful functionality such as ease of installation, ease of reconfiguration, robust management of failure conditions, remote monitoring and alerting, diagnostic and troubleshooting support and ease of repair.

     Moreover, as enterprises adopt the latest generation networking technologies to achieve higher levels of performance and reliability, complex issues can arise surrounding integration of new system components into the existing environment. For example, storage systems provided by server manufacturers oftentimes are mounted internally to the server, are not compatible with other manufacturers' servers, and cannot be readily migrated to new servers or operating systems as requirements change. In such cases, the adoption of new technologies, such as Pentium Pro-based servers and Windows NT, can result in the premature, technological obsolescence of existing network storage investments. On the other hand, these costs can be significantly reduced by utilizing a server-independent storage system that is designed for use in a heterogenous environment, supporting a range of servers and operating systems.

     Therefore, to achieve the objective of minimizing the life-cycle cost of network storage, end-users need comprehensive storage solutions that incorporate a number of features in addition to RAID fault-tolerance including: (1) high availability with minimum system downtime (planned and unplanned); (2) complementary high-performance tape backup solutions; (3) easy network storage management and administration; (4) cross-platform support for heterogeneous network hardware and environments; and (5) a comprehensive customer service and support program. Many suppliers today offer only a portion of these features.

THE STORAGE DIMENSIONS' SOLUTION

     Storage Dimensions currently focuses on the PC-LAN storage system market by developing and marketing a comprehensive family of disk and tape storage systems that are designed to satisfy the high-performance, fault-tolerance and high-availability requirements of its customers while at the same time reducing life-cycle cost of ownership. The Company's solution combines its proprietary software with industry-standard hardware, such as disk drives, tape drives and RAID controllers, which allows the Company to leverage the product development and manufacturing capabilities and efficiencies of industry OEM manufacturers and to offer its customers products that take advantage of what the Company believes to be the best technology available. The Company provides a complete, integrated solution for the PC-LAN storage system market by offering the following features:

     High availability with minimum system downtime. Storage Dimensions' SuperFlex disk storage products are engineered to provide redundancy and fault-tolerance for critical components such as disk drives, power supplies and cooling systems. Redundant components are easily serviced and hot-swappable, to allow replacement by end-user service personnel while the system remains online. Moreover, the storage management software is designed to provide robust management of failure conditions, remote monitoring, automatic notification of failure events and online diagnostic and troubleshooting support.

     Complementary high-performance tape back-up solutions. To complement its disk products, Storage Dimensions has engineered a family of high-speed, high-reliability tape backup systems that are designed to address the challenges of backing up increasing amounts of data in ever-shortening time periods. These tape products are developed and tested to be easily integrated and fully compatible with the Company's storage systems. In addition, these products are marketed on a stand-alone basis for use with other manufacturers' disk storage systems.

     Easy network storage management and administration. Storage Dimensions engineers its integration software to make its disk storage systems easy to install, use, reconfigure, troubleshoot and administer. In addition, for the NetWare and Windows NT environments, the Company has developed VantagePoint network storage management software that provides remote monitoring, problem alerting, configuration documentation and performance measurement of multiple storage systems from a single network console.

     Cross-platform support for heterogeneous network hardware. Storage Dimensions designs external storage systems that are easily integrated with the computer systems from a broad range of manufacturers. This cross-platform capability affords significant economic advantages to end-users who have heterogeneous and dynamic network environments by letting them standardize on a single external storage system that can be easily reconfigured and redeployed as requirements change, as compared to internal storage which is dedicated to a specific manufacturer's server. Thus, as application needs evolve over time and new generation servers are procured, the Company's storage systems can be readily migrated and resized to meet changing circumstances instead of being prematurely obsoleted. In particular, the Company's products are engineered to support a seamless transition to Windows NT, without the need to prematurely retire storage systems originally purchased to support NetWare or other network operating systems. This provides important investment protection in the network environment, where the capital expenditures on storage systems are often equal to or greater than those spent on servers.

     A comprehensive customer service and support program. The Company also provides a complementary suite of service and support programs targeted at lowering the maintenance cost of its storage systems, including an artificial intelligence knowledge base that helps the Company provide fast and accurate diagnosis of technical problems, 24-hour access to technical support and replacement parts, overnight replacement of failed components and comprehensive site agreements.

COMPANY STRATEGY

     Storage Dimensions' objective is to leverage its position as the leading independent supplier of PC-LAN storage systems to capitalize on opportunities presented by the projected growth in this market. The Company believes it is in a unique position to capitalize on the significant growth projected for RAID network storage for PC-LAN servers, and in particular, networks using Windows NT for fileservers, database servers, the Internet and intranet communications servers and dedicated applications servers. Key elements of the Company's strategy include the following:

     Focus on products for PC-LAN storage systems market. The Company will continue to concentrate its engineering and development efforts on designing storage system products that are compatible with both NetWare, the current leading LAN operating system, and Windows NT, a newly emerging industry standard that is expected to become widely accepted by the year 2000. The Company strives to leverage its existing customer base of major corporations, institutions and government agencies, many of whom are expected to expand their PC-LAN implementations, particularly through the adoption of Windows NT, within the next five years.

     Support customers' transition to Windows NT. Storage Dimensions will continue to design products that can be used in heterogeneous and dynamic network environments, thus allowing its customers to standardize on a single storage system that can be easily reconfigured and redeployed as requirements change. In particular, the Company will continue to focus its product development efforts on providing an easy, seamless transition to Windows NT, without the need to obsolete or retire prior investments in Storage Dimensions' disk and tape storage systems.

     Leverage proprietary systems integration software. Storage Dimensions has developed an extensive, object-oriented software library which it uses to quickly integrate new hardware products into its storage systems. The Company's strategy is to continue to expand its software library by adding new features and functionality in an incremental manner, building on its earlier investments, and to leverage this library to bring new products and features to market quickly.

     Incorporate leading edge hardware in new products. The Company will continue to combine leading edge hardware with its proprietary software to produce state-of-the-art storage solutions for the PC-LAN storage systems market. The Company also strives to develop and maintain close relationships with key suppliers of storage system components and technologies, such as American Megatrends, Cheyenne Software, Inc. ("Cheyenne"), Micropolis, Mylex, Seagate, The Qualix Group, Inc. ("Qualix") and Quantum, which the Company believes enables it to quickly introduce new products that incorporate the latest technological advances.

     Differentiate through proprietary storage management software. Storage Dimensions has developed VantagePoint, a network storage management software program that allows remote monitoring and oversight of multiple storage systems on the network from a single central console. The Company believes that efficient network management differentiates its products from those of its competitors and intends to continue to enhance its network management product offerings.

     Differentiate through customer service and support. The Company believes that comprehensive, proactive and responsive customer service and support are essential to be a market leader in the PC-LAN storage system market, and it intends to continue to enhance its service and support programs. The Company has already made, and intends to continue to make in the future, major investments in customer service and support, in order to offer a wide range of service and support options to its customers.

     Leverage field sales and channel investments. Storage Dimensions utilizes a direct sales force to penetrate major new accounts, to create demand for its products and to secure repeat business from existing customers. Storage Dimensions also maintains reseller distribution channels that facilitate procurement of the Company's products by small and medium-sized end-users, producing incremental revenues from its marketing, sales and promotional efforts. With its basic field sales organization and distribution channels in place, the Company believes that it can generate additional sales at a lower incremental selling cost, and intends to expand its field sales operations to further leverage its current investment.

PRODUCTS

     Storage Dimensions develops and markets a broad and integrated family of disk and tape storage systems that are designed to satisfy the high-performance, fault-tolerance and high-availability requirements of its customers while at the same time reducing life-cycle cost of ownership. The Company's SuperFlex disk storage products are designed and engineered to incorporate leading edge features and capabilities relative to the storage products offered by computer and server manufacturers, to minimize system downtime and to support easy integration with a broad range of server platforms and operating systems. While the Company's products are generally developed for use with Windows NT and NetWare operating systems, certain of the Company's products are also compatible with other operating systems, including Sun Solaris, IBM AIX and IBM OS/2 operating systems.

     To complement its disk products, Storage Dimensions has engineered a family of high-speed, high-reliability tape backup systems that are designed to address the challenges of backing up increasing amounts of data in ever-shortening time periods. These tape products are developed and tested to be easily integrated and fully compatible with the Company's disk storage systems. In addition, the Company offers tape backup products as stand-alone products to back up data maintained on other manufacturers' disk storage systems. To facilitate easy network administration, the Company has developed VantagePoint, a network storage management software program that allows remote monitoring and oversight of multiple storage systems on the network from a single central console. The Company believes that its products are differentiated from competitive products based on functionality, performance, ease of use and lower life-cycle cost of ownership.

 Current Products. The following table summarizes the Company's current product offerings:

------------------------------------------------------------------------------------------------------------------
                                                                                             TYPICAL
                                                   OPERATING                     DATE OF     CAPACITY         END USER
                                                    SYSTEMS         DATE OF       LATEST      RANGE             LIST
    PRODUCT               DESCRIPTION              SUPPORTED      INTRODUCTION  GENERATION  (GIGABYTES)       PRICE(1)
------------------------------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------------------
                                                       DISK PRODUCTS
------------------------------------------------------------------------------------------------------------------
 SuperFlex 2000    For mirroring and non-RAID    NetWare, NT,      September     October     6-63(2)      $6,330 - 24,370
 Disk Array        applications                  OS/2, Solaris,       1994         1996
                                                 AIX
------------------------------------------------------------------------------------------------------------------
 SuperFlex 3000    RAID applications using       NetWare, NT,      September     December    6-63(2)      $7,660 - 25,700
 Disk Array        host-based controller         OS/2                 1994         1996
------------------------------------------------------------------------------------------------------------------
 SuperFlex 3000    Host-based RAID with          NetWare, NT,         May        October     6-63(2)      $8,150 - 25,870
 with DGR Disk     Dynamic Growth and            OS/2                1996          1996
 Array             Reconfiguration
------------------------------------------------------------------------------------------------------------------
 SuperFlex 4000    RAID applications using       NetWare, NT,      September    September    6-63(2)      $9,140 -  27,170
 Disk Array        embedded bridge controller    OS/2, Solaris,      1994          1996
                                                 AIX
------------------------------------------------------------------------------------------------------------------
 SuperFlex 5000    Dual redundant RAID           NetWare, NT,       October      November    6-63(2)      $16,040 - 33,760
 Disk Array        controllers (embedded)        OS/2, Solaris       1996          1996
------------------------------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------------------
                                                       TAPE PRODUCTS
------------------------------------------------------------------------------------------------------------------
 SuperFlex DAT     7 DAT Tape Drives with        NetWare, NT,      September       N/A       24-56(2)     $8,220 - 14,880
 TapeArray         parallel data streaming       Solaris, AIX        1994
------------------------------------------------------------------------------------------------------------------
 MegaFlex DLT      4 DLT Tape Drives with        NetWare, NT,         May          N/A      120-140(2)    $20,280 - 25,890
 TapeArray         parallel streaming and data   Solaris, AIX        1995
                   redundancy
------------------------------------------------------------------------------------------------------------------
 4700 DLT Tape     Single drive, seven           NetWare, NT,      December        N/A         280        $11,720
 Library           cartridge tape library        Solaris, AIX        1995
------------------------------------------------------------------------------------------------------------------
 DLT Tape Backup   Stand-alone DLT Tape          NetWare, NT,       October        June       30-40       $3,620 - 5,590
                   Subsystem                     Solaris, AIX        1995          1996
------------------------------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------------------
                                                           OTHER
------------------------------------------------------------------------------------------------------------------
 VantagePoint      Network Storage Management    NetWare, NT       December        July        N/A        $930
                   Software                                          1995          1996
------------------------------------------------------------------------------------------------------------------
 XStor Tape        For document input to Xerox   SCO UNIX           August         N/A          5         N/A
 Storage System    Docutech Printing System                          1992
 (OEM product)
------------------------------------------------------------------------------------------------------------------

---------------

(1) The list prices set forth above represent the per unit list prices to corporate customers for volume purchases. Actual prices paid by customers vary depending on the source and the volume of units purchased.

(2) Larger systems can be readily constructed by integrating multiple units into a single system.

     Storage Dimensions has developed, and will continue to enhance, its existing extensive proprietary object-oriented software library. This library enables the Company to quickly integrate new hardware technologies to bring new products to market in a rapid and cost-effective manner. Storage Dimensions' software library supports a range of operating systems with a minimum of additional software investment. For example, the advanced SuperFlex 4000 and 5000 products incorporate the Company's proprietary RAIDFlex disk array management software, which was specifically engineered to facilitate cross-platform support and to require only a minimal portion of the underlying code to be rewritten to adapt it to a new operating system. Similarly, the Company can adapt RAIDFlex software to manage a new generation RAID controller by modifying only the section of the code that deals with controller-specific algorithms and instruction sets. The Company has a U.S. patent application pending associated with the object-oriented, layered architecture of its RAIDFlex array management software.

     The Company's products utilize its proprietary software to incorporate leading edge hardware features and capabilities relative to the storage products offered by computer and server manufacturers, with design features specifically engineered to minimize system downtime and to support easy integration and administration. For example, in May 1996, the Company introduced the SuperFlex 3000 with DGR. The DGR feature provides the ability to both expand and reconfigure a RAID array without taking the system off-line, therefore significantly reducing the time, effort and cost of managing RAID storage in typical corporate network environments. SuperFlex with DGR won LAN Times' "Best of LAN Times" (1997) and PC Week's "Analyst's Choice" (1996) awards. In addition, the Company became one of the first suppliers of network storage systems to incorporate the new generation 9 gigabyte disk drives in their products when it began shipping the first of such products in September 1996.

     Storage Dimensions' products have won numerous other awards, including:
INFOWorld's "Hot Products" (1997); LAN Times' "Best of LAN Times" (1996); Computer Technology Review's "Editor's Choice" (1995); LAN Magazine's "Disk Array Product of the Year" (1995); and Networld+Interop's "Best of Show" (1995).

  Products Under Development.

     The Company is currently completing development of a low-cost storage system (RAIDPro), which provides DGR functionality in a new, small form-factor enclosure. Unlike the SuperFlex product line, which sells at a price premium over server-internal storage, RAIDPro has been designed to provide external, independent storage for low-end servers at a price directly competitive with the internal storage marketed by server vendors. This product is targeted at a major new market for the Company consisting of departmental and branch servers, that the SuperFlex product line did not effectively address. The Company is also developing a clustered storage system that is expected to provide shared storage for a cluster of network servers using a common operating system, with support for automatic server failover and integrated tape backup. The Company currently intends to begin shipping its low-cost RAIDPro product in the first half of 1997 and its new clustered storage system in the second half of 1997. There can be no assurance that the Company will be successful in developing and releasing these two new products on its current schedule or at all, or that these products will achieve market acceptance. The failure of the Company to achieve significant net sales from these two products could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company intends to continue to design its mainstream products to be compatible with both Windows NT and NetWare and selected products to be compatible with Sun Solaris, IBM AIX and IBM OS/2 operating systems. In particular, the Company has focused, and expects to continue to focus, its product development efforts on providing an easy, seamless transition to Windows NT, without the need to obsolete or retire its prior investments in Storage Dimensions' disk storage systems. As a result of the Company's efforts, most of the Company's current disk and tape systems can be, and the Company intends that its future products will be able to be, migrated between NetWare and Windows NT by simply installing the Company's software upgrade. This greatly simplifies the purchasing decision for customers in the process of migrating to Windows NT and for those considering such a change in the future.

     If the Company is unable, for technological or other reasons, to develop and introduce new products, in particular those for use with Windows NT, in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected. In addition, there can also be no assurance that the Company will be successful in developing and marketing any other products that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. See "-- Research and Development."

CUSTOMERS AND APPLICATIONS

     Storage Dimensions markets its products primarily to large corporations, institutions and government agencies for use in business-critical network server applications that require high-reliability and non-stop operation. The Company has successfully placed major installations in a broad cross-section of enterprises, encompassing a range of mainstream computing applications. The following table lists each end user of the Company's products that the Company believes (based on direct sales data and data supplied by independent resellers and distributors) to have purchased at least $100,000 of the Company's products since January 1, 1995:

BANKING
American National Bank & Trust Co. of Chicago
Federal National Mortgage Association
First National Bank of Chicago
Fleet Financial Group
Home Savings of America, FSB
KeyCorp
National City Bank, Kentucky
Northern Trust Bank of Arizona, N.A.
People's Bank
Standard Federal Bank

FINANCIAL SERVICES
Arthur Andersen & Co., S.C.
Bear Stearns & Co., Inc.
Bloomberg L.P.
CNA Financial Corporation
Donaldson, Lufkin & Jenrette, Inc.
Dow Jones & Company, Inc.
Instinet Corporation
KPMG Peat Marwick LLP
Neuberger & Berman
Prudential Securities Inc.
Scudder, Stevens & Clark, Inc.
Salomon Brothers Inc
The Life Insurance Co. of Virginia
William M. Mercer Companies, Inc.

TECHNOLOGY
Adobe Systems Incorporated
Applied Materials Inc.
Cabletron Systems Incorporated
Candle Corporation
Cheyenne Software, Inc.
CIDCO Inc.
Cisco Systems Inc.
Comdisco, Inc.
Computer Curriculum Corp.
D&B Software
Gateway 2000
Great Plains Software
Iomega Corporation
The Learning Company
3Com Corporation
Macromedia
Rockwell International Corp.
Symantec Corporation
Unisys Corporation
U.S. Robotics Corp.
Xilinx Inc.

CONSUMER & RETAIL
Borders, Inc.
The Gap, Inc.
Great A&P Tea Co.
Guess?, Inc.
K-Mart Corporation
Quaker Oats Co.
Safeway Inc.
Wal-Mart Stores, Inc.

UTILITIES
Entergy Corporation
Southern California Edison
Southern New England Power
Southern Company
Wisconsin Electric Power Co.

GOVERNMENT*
Atomic Energy Agency (International)
Bureau of Reclamation
Centers for Disease Control and Prevention
Civil Aviation Authority (U.K.)
Defense Logistics Agency
Department of Defense
Department of Energy
Department of the Air Force
Department of the Navy
Environmental Protection Agency
Medicare Fraud Agency
Naval Surface Warfare Center
Foreign Office (U.K.)
United States Postal Service

COMMUNICATIONS
American Portable Telecom Inc.
Cherry Communications
Excel Communications, Inc.

J.J. Keller & Associates, Inc.
MCI Telecommunications Corporation
Metrocall, Inc.
Nynex Corporation
Premier Communications
Radio Stockholm
The Southern New England Telephone Company
OTHER
Goose Creek School District
Great Western Publishing, Inc.
HCIA, Inc.
Hoffman-LaRoche Inc.
The Mead Corporation
Mobil Oil Corp.
Muzak, L.P.
Pfizer Inc.
Western International Media Corporation
West Publishing Company

---------------

* U.S. Government agencies unless otherwise indicated.

     Representative examples of applications of the Company's products include the following:

     Southern Company. Southern Company is the holding company of a number of regulated and unregulated power utilities in the Southeastern United States, with 1995 revenues exceeding $9 billion. In 1995, Southern Company standardized on the Storage Dimensioms SuperFlex 4000 to provide high-availability storage for its NetWare applications running on Intel-based fileservers. In early 1996, to implement a corporate-wide e-mail system which would support over 20,000 users, Southern Company's information resources staff selected application software running under Windows NT, to be deployed on a number of new DEC Alpha 2000 servers. As part of this business-critical messaging implementation, Southern Company required a high-availability storage solution, with high-speed tape backup. After evaluating several alternatives, Southern Company again standardized on Storage Dimensions, selecting both its SuperFlex 4000 disk storage and companion DLT4000 tape backup. Principal reasons cited by Southern Company included the efficiencies available by having a single enterprise-wide storage solution to support both NetWare and NT across a variety of server platforms. This standardization was viewed as not only supporting the current e-mail implementation in an efficient manner, but also as a sound investment to support additional conversions to Windows NT, which were expected in the future. Southern Company's favorable experience with Storage Dimensions' products and service in the NetWare environment was another important factor in its decision.

     Cabletron Systems, Incorporated. Cabletron Systems, Incorporated ("Cabletron") is a New Hampshire-based supplier of networking products, with 1995 revenues exceeding $1 billion. Cabletron initially evaluated the Storage Dimensions SuperFlex 4000 systems to upgrade their NetWare-based PC-LAN servers, which provide business-critical 7x24 file, print and mail services for over 2,400 users. With these applications at stake, high availability and short backup windows were critical buying criteria. Cabletron also wished to simplify its network management and maintenance requirements by standardizing on a single storage vendor, rather than dealing with the storage products from multiple server vendors. After evaluating the available alternatives, Cabletron purchased several SuperFlex 4000 disk array systems to support its NetWare servers. In addition, they selected the MegaFlex DLT4000 TapeArray for high-speed backup after running bench-marking tests which demonstrated significant throughput improvements over their existing solution. Following their favorable experience with the NetWare server rollout, Cabletron subsequently evaluated and selected the SuperFlex 4000 system for their Sun-based database applications under Solaris 2.4. Commonality of spares and reduced support costs were cited as important factors in this follow-on decision.

     3Com Corporation. Based in Silicon Valley, 3Com Corporation ("3Com") designs and markets a broad range of networking products for open systems networks, with annual revenues exceeding $2 billion. 3Com's initial experience with Storage Dimensions and its products began in 1995 with their purchase of several MegaFlex DLT TapeArrays for use in backing up high capacity NetWare servers at its corporate headquarters. Subsequently, 3Com evaluated and standardized on the Storage Dimensions DLT4000 tape backup system for PC-LAN servers in field offices worldwide, citing its favorable experiences with Storage Dimensions' customer service and technical support as important factors in the decision process. Most recently, in the process of changing PC-LAN server vendors, 3Com became more aware of the shortcomings and inflexibilities associated with purchasing internal LAN storage that is tied to a specific manufacturer's CPUs. Seeking a RAID storage solution that can be readily migrated to new platforms as requirements change, 3Com has recently standardized on the Storage Dimensions SuperFlex 3000 with DGR for PC-LAN servers installed at major company sites. In addition to its platform independence, the SuperFlex 3000 with DGR offered key ease of use characteristics, due to its support of dynamic growth and reconfiguration. Also important was the SuperFlex 3000's seamless support of both NetWare and Windows NT, because 3Com plans to continue using both operating systems for PC-LAN applications.

     In 1996, Xerox Corporation accounted for approximately 13% of total net sales. In 1995, Xerox accounted for approximately 11% of net sales and Tech Data for approximately 15% net sales. In 1994, Tech Data accounted for approximately 12% of sales. Xerox is the Company's primary OEM customer and Tech Data is a distributor.

SALES AND MARKETING

     Storage Dimensions has implemented both a direct sales force and reseller distribution channels in order to provide broad market penetration for its products. Historically, the Company marketed its products to end-users through indirect reseller channels, including distributors, national computer dealers, system integrators and VARs. In 1994, the Company recruited and deployed a direct field sales organization in order to more effectively pursue large corporate and institutional sales opportunities in the United States. As of December 31, 1996, the U.S. field sales organization consisted of 30 sales professionals located in 15 geographical markets, including Boston, New York, Washington D.C., Atlanta, Detroit, Chicago, Minneapolis, Dallas, Los Angeles and the San Francisco Bay Area. The Company utilizes its direct sales force to penetrate major new accounts, to create demand for its products and to secure repeat business from existing customers.

     The Company also maintains indirect reseller channels to facilitate procurement of the Company's products by small and medium-sized end-users, producing incremental revenues from its marketing, sales, and promotional efforts that would otherwise be lost. In addition, certain large customers prefer to source through the reseller channels as part of their overall network equipment sourcing and integration strategy. Storage Dimensions has developed pricing structures and field sales commission plans that are designed to minimize sales channel conflicts and, as a result, is able to benefit from significantly higher revenues than if only a direct sales model were deployed. The Company believes that this two-pronged sales strategy provides meaningful competitive advantage over competitors who only provide products directly to end-user customers. In a recent survey by LAN Magazine of the largest 100 LAN resellers in the United States, Storage Dimensions was the independent storage systems supplier mentioned most often as the preferred provider of both disk array and tape backup products.

     With its domestic field sales organization and reseller distribution channels in place, the Company plans to generate additional sales at a lower incremental cost by systematically expanding its field sales operation in terms of both staffing and geographical presence. Internationally, the Company relies primarily on local distributors and maintains a sales and service office in London, England to support its European distributors.

     To support its field sales organization, in 1995 the Company established a telemarketing department located in its Milpitas headquarters location for processing new leads, qualifying new prospects, identifying active projects and initiating appointments for field sales personnel to visit new customers. Specifically, the telemarketing department focuses on identifying large new sales opportunities and on facilitating a smooth hand-off of these opportunities to the field sales personnel. The telemarketing department also works closely with the marketing communications department to identify lead sources and develop promotional programs that are most effective in developing target opportunities.

     In 1995, Storage Dimensions implemented a trade-in program called FlexCredit, which provides a significant trade-in credit on used disk and tape drives, from both Storage Dimensions and other selected manufacturers, toward the purchase of new products from the Company. FlexCredit is another example of Storage Dimensions' strategy to lower the cost of ownership of network storage, and the Company believes the program has been instrumental in both retaining existing customers and capturing new ones. Storage

Dimensions maintains an active presence in the used storage equipment market such that FlexCredit trade-ins can be recycled at nominal economic cost to the Company.

CUSTOMER SERVICE AND SUPPORT

     The Company believes that its ability to provide comprehensive, proactive and responsive support is an important element in penetrating new customer accounts and in securing repeat business from existing customers. The Company is committed to providing superior customer service and support aimed at simplifying installation, reducing field failures, minimizing system downtime and streamlining administration. For example, beginning in 1992, the Company undertook a major investment in an "artificial intelligence" knowledge base, called TechConnect, to facilitate the timely and accurate diagnosis of customer field problems and to enable the Company to recommend solutions with the highest probability of success, with reporting capabilities to provide feedback on the most common problems experienced by end-users of the Company's products. Although accessed primarily by Storage Dimensions technical support personnel, the TechConnect system is also accessible by the Company's customers 24 hours a day, through the Internet, in the event any customer wishes to access solution documents directly.

     Historically, service revenues have not comprised a significant portion of the Company's sales. In 1996, the Company began an aggressive program to develop value-added service contracts designed to achieve a lower life-cycle cost of ownership for its customers. The following represent the Company's primary service programs currently available:

          7x24 Priority Service and Parts. For an annual site fee, the Company provides priority access to technical support personnel during business hours and access within 20 minutes via a pager after hours. In addition, the Company provides replacement of failed parts 24 hours-a-day by counter-to-counter air freight with courier delivery.

          Tape Maintenance. For an annual fee per tape drive, the Company will provide for overnight shipment of a replacement unit for drives that fail and are not covered by the Company's or manufacturer's standard warranty.

          TechAssist Emergency Off-Hours Support. For a one-time fee, the Company provides access to technical support personnel after hours to customers who need emergency help, but have not contracted for the 7x24 Priority Service.

          FlexGuard Premium Site Support. FlexGuard bundles optional services into comprehensive site service and support arrangements to meet the special needs of large organizations.

     In addition to the above services, the Company provides telephone support during business hours free of charge.

     The Company supports and administers the pass-through of standard warranties from its OEM component vendors which run from one to five years. In addition, the Company provides a three year warranty on the system as a whole. A customer may also contract for an extended warranty from the Company on components whose factory warranty has expired. In the United States, defective components are replaced overnight, in advance of the receipt of the failed part, as a standard practice. Although to date the Company's suppliers of hardware components have covered the warranty costs associated with such components, there can be no assurance that such manufacturers will continue to be willing or able to cover such costs, and their failure to do so would result in such costs being borne by the Company. There can be no assurance that warranty costs to the Company will not be significant in the future, which could have a material adverse effect on the Company's business, operating results or financial condition.

RESEARCH AND DEVELOPMENT

     To date, Storage Dimensions has made substantial investments in research and development, particularly in the areas of fault-tolerant RAID systems integration and storage management software. The Company's solution combines its proprietary software and industry-standard hardware to produce integrated RAID fault-tolerant storage solutions, with companion high-performance tape backup. Storage Dimensions has developed an extensive, object-oriented software library which it uses to quickly integrate new hardware products into its storage systems. The Company's strategy is to continue to expand its software library by adding new features and functionality in an incremental manner, building on its earlier investments, and to leverage this library to bring new products and features to market quickly.

     The Company's engineering design teams work cross-functionally with marketing managers, applications engineers and customers to develop products and product enhancements. Computer input/output standards are maintained and an extensive disk drive and controller board qualification program monitors industry-standard components to ensure the quality and performance when integrated into the Company's storage system products. The Company also strives to develop and maintain close relationships with key suppliers of storage system components and technologies, such as American Megatrends, Cheyenne, Micropolis, Mylex, Seagate, Qualix and Quantum, which the Company believes enables it to quickly introduce new products that incorporate the latest technological advances.

     The Company's expenses for research and development for fiscal years 1994, 1995 and 1996 were $4.3 million, $5.4 million and $5.9 million, respectively. As of December 31, 1996, the Company had 41 regular full-time employees engaged in research and development activities, of which 18 were specifically focused on software development, test and qualification.

     The network storage system market is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and increased storage capacities and the emergence of new industry standards could render the Company's existing products obsolete and unmarketable. The Company's future success will depend upon its ability to develop and to introduce new products with increasing storage capabilities (including new software releases and enhancements) on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing and marketing any new products that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. In addition, network storage system products like those offered by the Company may contain undetected software errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments, resulting in a loss of or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results or financial condition.

MANUFACTURING

     Storage Dimensions' manufacturing operations, located in Milpitas, California, consist primarily of assembly and integration of the Company's proprietary software and enclosures with industry-standard components, such as disk drives, tape drives, and RAID controllers, from its suppliers. The assembled units are then subjected to a systems-level test to ensure performance to specification in the anticipated end-user computing environment. The Company's manufacturing operations have been ISO 9002 certified, an international quality standard. The Company strives to develop close relationships with its suppliers, exchanging critical information and implementing joint corrective action programs to maximize the quality of its components, to reduce costs and inventory investments and to create flexibility for rapid capacity expansion when required. The Company believes that its current facilities and capital equipment will be adequate to meet its manufacturing needs in the foreseeable future.

     The Company relies upon a limited number of suppliers of several key components utilized in the assembly of the Company's products. For example, the Company purchases disk drives primarily from Seagate and Micropolis, DLT tape drives exclusively from Quantum and DGR RAID controllers exclusively from American Megatrends. The Company's reliance on its suppliers involves several risks, including: an inadequate supply of required components; price increases; late deliveries; and poor component quality. These risks are particularly significant with respect to suppliers of disk drives because, in order to meet product performance requirements, the Company must obtain disk drives with extremely high quality and capacity. In addition, there is currently a significant market demand for disk drives, tape drives and RAID controllers, and from time to time the Company may experience component shortages, selective supply allocations and increased prices of such components. Although to date the Company has been able to purchase its requirements of such components, there can be no assurance that the Company will be able to obtain its full requirements of such components in the future or that prices of such components will not increase. In addition, there can be no assurance that problems with respect to yield and quality of such components and timeliness of deliveries will not occur. Disruption or termination of the supply of these components could delay shipments of the Company's products and could have a material adverse effect on the Company's business, operating results or financial condition. Such delays could also damage relationships with current and prospective customers. In addition, in the past, due to the Company's quality requirements, the Company has experienced delays in the shipments of its new products principally due to an inability to qualify component parts from disk drive manufacturers and other suppliers, resulting in delay or loss of product sales. The Company has currently qualified disk drives manufactured by Seagate and Micropolis, tape drives from Quantum, and RAID controllers from Mylex and American Megatrends. Although these delays in the past have not had a material adverse effect upon the Company's business, operating results or financial condition, there can be no assurance that in the future any such delays would not have such a material adverse effect.

COMPETITION

     The network storage system market is intensely competitive. The Company competes primarily in the PC-LAN storage systems market and experiences the greatest competition from traditional suppliers of PC-LAN network servers, such as Compaq, Hewlett-Packard and IBM, who market storage systems as part of their complete computer systems. Storage Dimensions also competes against independent storage system suppliers to the PC-LAN server market, including DEC Storage Works, MTI Technology, Procom Technology, Inc. and StreamLogic Corporation. In addition, providers of storage for the mainframe or UNIX-based markets, such as Auspex Systems, Inc., Data General Corporation, EMC Corporation, Network Appliance, Inc., Storage Computer, Inc. and Symbios Logic, Inc. could develop and market products that address the PC-LAN storage systems market, and in particular Windows NT applications. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products than can the Company, or to deliver competitive products at a lower end-user price. The Company also expects that competition will increase as a result of industry consolidations. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company believes that the principal competitive factors affecting its market include: fault-tolerant reliability, performance, ease of use, scalability, configurability, price and customer service and support. There can be no assurance that the Company will be able to successfully incorporate these factors into its products and to compete against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results or financial condition.

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     Storage Dimensions' success depends significantly upon its proprietary technology. The Company currently relies on a combination of copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company has registered its Storage Dimensions and LANStor trademarks and will continue to evaluate the registration of additional trademarks as appropriate. The Company generally enters into confidentiality agreements with its employees and with key vendors and suppliers. The Company currently has one U.S. patent application pending associated with the object-oriented layered architecture of its RAIDFlex array management software. There can be no assurance that this patent will eventually be issued, that the Company will develop proprietary products or technologies that are patentable, that any patent issued in the future will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's ability to do business. The Company believes that the rapidly changing technology in the computer storage industry makes the Company's success dependent more on the technical competence and creative skills of its personnel than on any patents it may be able to obtain.

     There has also been substantial litigation in the computer industry regarding intellectual property rights, and litigation may be necessary to protect the Company's proprietary technology. The Company has from time to time received claims that it is infringing third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary rights. The Company expects that companies in the storage system market will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

EMPLOYEES

     As of December 31, 1996, Storage Dimensions had a total of 215 regular full-time employees, of which 41 were engaged in engineering, research and development; 95 in marketing, sales, and customer support; 47 in manufacturing; and 32 in general management and administration. In addition, the Company had a total of 6 part-time and 10 temporary employees as of December 31, 1996. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

     The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. The Company provides incentives such as salary, benefits and option grants (which are typically subject to vesting over four years) to attract and retain qualified employees. The loss of the services of one or more of the Company's officers or other key employees could have a material adverse effect on the Company's business, operating results or financial condition. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical and management personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical and management employees or that it can attract, assimilate or retain other highly qualified technical and management personnel in the future.

FACILITIES

     Storage Dimensions' principal administrative, sales, marketing, manufacturing and research and development facility is located in approximately 80,000 square feet of space in Milpitas, California. This facility is leased through December 6, 1998. The Company leases other sales offices throughout the U.S., as well as a European operations site in London, U.K. The Company believes that its existing facilities are adequate for its current needs.

LEGAL PROCEEDINGS

     The Company is not party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of December 31, 1996, are as follows:

             NAME                AGE                           POSITION
-------------------------------  ---   --------------------------------------------------------
David A. Eeg...................   52   President, Chief Executive Officer and Director
Gene E. Bowles, Jr.............   49   Executive Vice President, Marketing & Customer Service
                                       and Director
Robert E. Bylin................   54   Senior Vice President, Finance and Chief Financial
                                       Officer
Frederick J. Berkowitz.........   39   Vice President, Systems Engineering
James M. Canter................   33   Vice President, Software Engineering
Ted Chen.......................   44   Vice President, Marketing
Ralph Ciarlanti III............   37   Vice President, Operations
Kenneth D. Epstein.............   41   Vice President, North American Sales
Brian D. Fitzgerald............   52   Chairman of the Board
A. George Gebauer..............   63   Vice Chairman of the Board
Dr. Chong Sup Park.............   48   Director

     DAVID A. EEG, a founder of the Company, has served as President and Chief Executive Officer of the Company since the Company's inception in December 1992 and served as a Director since January 1993. From December 1985 to December 1992, Mr. Eeg served as President and Chief Executive Officer of the Predecessor, which was an independent company from its formation in December 1985 and was acquired by, and became a wholly-owned subsidiary of, Maxtor in 1987. Mr. Eeg's career spans more than 25 years in the computer peripherals industry and includes executive level positions in firms ranging from start-ups to large corporations including Atasi, a disk drive manufacturing company, Shugart Associates, a disk storage company, and Control Data Corporation, a computer manufacturing company.

     GENE E. BOWLES, JR., a founder of the Company, has served the Company as an Executive Vice President with various responsibilities since December 1992, is currently Executive Vice President, Marketing and Customer Service and has served as Secretary and a Director since January 1993. From December 1985 to December 1992, Mr. Bowles served as an Executive Officer of the Predecessor, most recently as Executive Vice President, Sales, Marketing and Customer Service. Mr. Bowles has also been a member of the Advisory Committee to the Board of Directors of Qualix since 1991. Prior management experience includes 15 years at companies such as Atasi, a disk drive manufacturing company, Texas Instruments, an electronic products company, and Caterpillar, Inc., a heavy machinery company. Mr. Bowles holds a B.S.E. in Industrial Engineering from the University of Michigan, an M.S. in Engineering Management from Northeastern University and an M.B.A. from Stanford University, Graduate School of Business.

     ROBERT E. BYLIN has served as Senior Vice President, Finance and Chief Financial Officer of the Company since August 1994, and from December 1992 to August 1994, as the Company's Vice President, Finance and Chief Financial Officer. Mr. Bylin also served as a Director of the Company from August 1994 to January 1997. From March 1991 to December 1992, Mr. Bylin served as Vice President, Finance and Chief Financial Officer of the Predecessor. In addition, Mr. Bylin served as a Director for the Financial Executives Institute, Santa Clara Valley Chapter, from 1993 to 1995, and as a Director of Technology Federal Credit Union since 1986. Prior to joining the Predecessor, Mr. Bylin was Vice President of Finance and Administration for Memorex Computer Supplies, a computer media and peripherals company, from 1987 until March 1991. Mr. Bylin holds a B.S. in Mathematics from Trinity College and an M.B.A. from the Harvard Graduate School of Business.

     FREDERICK J. BERKOWITZ has served as Vice President, Systems Engineering of the Company since November 1996. From October 1990 to October 1996, Mr. Berkowitz served as the Director of Platform Development at Hal Computer Systems, a network computer system company. Mr. Berkowitz holds a B.S. in

Electrical Engineering from Union College and an M.S. in Computer Information and Control Engineering from the University of Michigan.

     JAMES M. CANTER has served as Vice President, Software Engineering of the Company since March 1996, and has held various software engineering positions at the Company since December 1992. From February 1988 to December 1992, Mr. Canter held various software engineering positions at the Predecessor. From 1985 to 1988, Mr. Canter was Product Development Manager for TW Technologies, a supplier of peripheral storage subsystems. Mr. Canter holds a B.S. in Microbiology from Arizona State University.

     TED CHEN has served as Vice President, Marketing of the Company since July 1995, and from January 1995 to July 1995, as the Company's Vice President, Unix Marketing. From January 1993 to January 1995, Mr. Chen was the Director, Marketing at Lynx Real-Time Systems, a software development company, and from July 1981 to December 1992 he held various marketing positions at Hewlett-Packard Company, a computer company, most recently as Marketing Manager. Mr. Chen holds a B.S. and M.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Graduate School of Business.

     RALPH CIARLANTI III has served as Vice President, Operations of the Company since November 1995, and, from December 1992 to October 1995, held various manufacturing positions at the Company. From June 1992 to September 1992, Mr. Ciarlanti was the Senior Quality Engineer of the Predecessor and from October 1992 to December 1992, Mr. Ciarlanti was the Manager of Quality Assurance of the Predecessor. From July 1987 to June 1992, Mr. Ciarlanti served as the Peripherals Supplier Quality Manager at Tandem Computers Incorporated, a computer manufacturing company. Mr. Ciarlanti holds an A.S. in Computer Technology from San Jose City College.

     KENNETH D. EPSTEIN has served as Vice President, Sales of the Company since July 1996 and from December 1994 to June 1996, as the Company's Director, OEM sales. From October 1993 to December 1994 Mr. Epstein was the Vice President, Sales at Maximum Strategy, a computer storage system company, and the Regional Director, Sales at QMS, Inc., a computer printer company, from February 1987 to September 1993. Mr. Epstein holds a B.S. in Business Administration from the University of Colorado.

     BRIAN D. FITZGERALD has served as Chairman of the Board since inception of the Company in December 1992. Mr. Fitzgerald formed Capital Partners and Capital Partners I, L.P. in 1982 and has since been the former's President and a General Partner of the latter. Capital Partners acts as a diversified investment holding and operating company. Capital Partners(R) is a registered trademark that describes the overall group of Capital Partners(R) entities. Mr. Fitzgerald and Mr. Gebauer formed Capital Partners II, L.P. in 1990. Capital Partners I, Capital Partners II and related entities hold majority ownership positions and various officer and director positions in seven other businesses in diversified industries. From 1977 to 1982, Mr. Fitzgerald was a General Partner of Industrial Capital Group and from 1974 to 1977 served as strategic planning manager and corporate staff consultant at General Electric Company. Mr. Fitzgerald was formerly a Director of Bryant Universal Roofing, Inc., a private corporation which filed for bankruptcy in April 1996 under Chapter 11 of the U.S. Bankruptcy Code. Mr. Fitzgerald is also the Chairman of the Board of Security Capital Corporation, a public company, a position he has held since July 1990, and is a director of a number of privately held companies. Mr. Fitzgerald holds an A.B. degree from Princeton University and an M.B.A. from the Harvard Graduate School of Business.

     A. GEORGE GEBAUER has served as Vice Chairman of the Board since inception of the Company in December 1992. Mr. Gebauer joined Capital Partners in July 1986 and is currently its Vice President. From 1980 to 1986, Mr. Gebauer served as Director of Corporate Development at Axel Johnson, Inc., a diversified holding company. In addition, since 1990 Mr. Gebauer has served as the President, Treasurer and a Director of Security Capital Corporation. Mr. Gebauer was formerly a Director of Bryant Universal Roofing, Inc., a private corporation which filed for bankruptcy in April 1996 under Chapter 11 of the U.S. Bankruptcy Code. In addition, Mr. Gebauer was formerly a Director and Executive Officer of Alpha Modular Systems, Inc. a privately-held California corporation which had an involuntary petition under Chapter 7 of the U.S. Bankruptcy Code filed against it in March 1994 by certain of its creditors in the United States Bankruptcy Court for the Central District of California. Mr. Gebauer also serves as Director of a number of privately held companies. Mr. Gebauer holds a B.A. in Chemistry from Amherst College, an M.S. in Chemical Engineering from M.I.T. and an M.B.A. from Rutgers University.

     CHONG SUP PARK has served as a Director of the Company since August 1996. Dr. Park is the President of Hyundai Electronics America, an electronics company, where he has been employed since September 1996, and, since July 1996, has also served as the Vice Chairman of Maxtor Corporation, a disk drive manufacturer. Dr. Park was the President of Maxtor Corporation from February 1995 to June 1996, the President of Axil Computer Inc., a workstation manufacturing company, from July 1993 to January 1995, the Executive Vice President at Ernst & Young Consulting, Inc., a public accounting firm, from April 1992 to June 1993, and the Senior Vice President of Hyundai Electronics Company Limited from January 1990 to March 1992. Dr. Park holds a B.A. in Management from Yonsei University, an M.A. in Management from Seoul National University, an M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southwestern University.

     Dr. Park was nominated and elected to the Board of Directors pursuant to a Stockholders Agreement (the "Stockholders Agreement") dated as of December 26, 1992 by and among the Company, Gene E. Bowles, Jr., David A. Eeg, members of the Capital Partners Group, Maxtor, and certain other management investors. The provisions of the Stockholders Agreement relating to election of directors terminate upon the closing of this offering.

     All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the discretion of the Company's Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

BOARD COMMITTEES

     In December 1996, the Board established an Audit Committee, a Compensation Committee, a Nonofficer Stock Option Committee and an Executive Committee. The Audit Committee, currently comprised of directors A. George Gebauer and C.S. Park, recommends to the Board of Directors the engagement of the Company's independent accountants, reviews with such accountants the plan, scope and results of their examination of the consolidated financial statements and determines the independence of such accountants. The Compensation Committee, currently comprised of directors A. George Gebauer and C.S. Park, reviews and makes recommendations to the Board of Directors regarding all forms of compensation to be provided to the executive officers, directors and consultants to the Company. The Nonofficer Stock Option Committee, currently comprised of directors Gene E. Bowles, Jr. and David A. Eeg, is authorized to grant stock options to nonofficer employees of the Company within certain guidelines determined from time to time by the Compensation Committee or the Board of Directors. The Executive Committee, currently comprised of Directors David A. Eeg, Brian D. Fitzgerald and C.S. Park, provides Board guidance to management between meetings of the full board.

DIRECTOR COMPENSATION

     Beginning January 1, 1997, nonemployee members of the Company's Board of Directors receive an annual fee of $16,000 plus $1,000 for each board meeting attended in person for their services as directors. Prior to that time, directors did not receive compensation for services as directors. The Company's 1996 Stock Plan provides that options may be granted to nonemployee directors of the Company. See "-- Employee Stock Plans -- 1996 Stock Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EMPLOYMENT AGREEMENTS

     Concurrent with the Acquisition in December 1992, the Company entered into employment agreements with each of Messrs. Eeg, Bowles and Bylin. The employment agreements provided for an initial term of three years, with automatic renewals for successive one-year terms unless renewal is declined by either party. The employment agreements may be terminated at any time by the employee or by the Company by proper notice. The employment agreements provide that Messrs. Eeg, Bowles and Bylin may not compete with the Company during the term of their employment with the Company and, at the option of the Company and conditioned upon the Company continuing to make salary payments, such agreements not to compete may be extended for a period of up to two years post termination. In the event that a covered employee is terminated without cause, the Company is required to make severance payments for up to one year equal to then current salary, and may elect to make such payments for up to an additional year. In the event that a covered employee is terminated with cause, the Company may elect to make severance payments for up to two years. In either event, the noncompetition agreement remains in effect for the period during which the severance payments are being made.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation, as amended and restated, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except for liability arising out of (i) a breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit.

     The Company's charter documents provide that the Company shall indemnify its officers, directors and agents to the fullest extent permitted by law, including those circumstances where indemnification would otherwise be discretionary. The Company believes that indemnification under its charter documents covers at least negligence or gross negligence on the part of indemnified parties. The Company has entered into indemnification agreements with each of its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify each director and officer against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance such persons' expenses incurred as a result of any proceeding against him or her as to which such person could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that could result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the year ended December 31, 1996 for (i) the Company's Chief Executive Officer and (ii) the Company's four most highly compensated other executive officers whose salary, bonus and other compensation for such year exceeded $100,000 (the "Named Executive Officers").

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                       ------------
                                               ANNUAL COMPENSATION      SECURITIES
                                              ----------------------    UNDERLYING         ALL OTHER
        NAME AND PRINCIPAL POSITION           SALARY ($)   BONUS ($)   OPTIONS (#)    COMPENSATION ($)(1)
--------------------------------------------  ----------   ---------   ------------   -------------------
David A. Eeg, President and CEO.............    282,068      16,753           --              8,315
Gene E. Bowles, Jr., Executive Vice
  President, Marketing and Customer
  Service...................................    220,237      13,615           --              7,398
Robert E. Bylin, Senior Vice President,
  Finance & CFO.............................    156,132      13,360           --              3,872
Ted Chen, Vice President, Marketing.........    135,015       9,525       10,000             11,297
Kenneth D. Epstein, Vice President, North
  American Sales............................     92,292       6,100        9,375             65,950

---------------

(1) Includes car allowances, sales commissions, group life insurance and long-term disability insurance.

     Option Grants During 1996. The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted during 1996.

                                                                                                 POTENTIAL
                                                                                                REALIZABLE
                                                     INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                                   ------------------------------------------------------     ANNUAL RATES OF
                                   NUMBER OF                                                       STOCK
                                   SECURITIES   PERCENT OF TOTAL                            PRICE APPRECIATION
                                   UNDERLYING   OPTIONS GRANTED    EXERCISE                 FOR OPTION TERM(3)
                                    OPTIONS     TO EMPLOYEES IN      PRICE     EXPIRATION   -------------------
              NAME                 GRANTED(1)         1996         PER SHARE    DATE(2)     5% ($)      10% ($)
---------------------------------  ----------   ----------------   ---------   ----------   ------      -------
David A. Eeg.....................        --             --              --            --       --           --
Gene E. Bowles, Jr. .............        --             --              --            --       --           --
Robert E. Bylin..................        --             --              --            --       --           --
Ted Chen.........................    10,000            4.8%          $1.00       8/06/06    6,289       15,937
Kenneth D. Epstein...............     9,375            4.5%          $1.00       8/06/06    5,896       14,491

---------------

(1) Options generally have a ten year term, and vest at the rate of 1/8 of the shares six months from the vesting start date and the balance monthly over the succeeding 42 months.

(2) Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability prior to such date.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. The actual value realized may be greater or less than the potential realizable values set forth in the table.

     Aggregate Option Exercises in 1996 and Year-End Option Values. The following table sets forth for each of the Named Executive Officers certain information concerning options exercised during 1996 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1996. The following table also sets forth the value of unexercised "in-the-money" options held at December 31, 1996.

                                                                     NUMBER OF
                                                               SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                            NUMBER OF     VALUE REALIZED      UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                             SHARES      (MARKET PRICE AT        DECEMBER 31, 1996           DECEMBER 31, 1996(1)
                           ACQUIRED ON    EXERCISE LESS     ---------------------------   ---------------------------
          NAME              EXERCISE     EXERCISE PRICE)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------  -----------   ----------------   -----------   -------------   -----------   -------------
David A. Eeg.............         --         $     --          61,198          1,302       $ 477,344       $10,156
Gene E. Bowles, Jr.......         --               --          61,198          1,302         477,344        10,156
Robert E. Bylin..........     29,843          101,466(2)        3,388          6,768          26,426        52,794
Ted Chen.................         --               --           4,374         15,626          34,117       113,883
Kenneth D. Epstein.......         --               --           1,484         11,016          11,575        78,425

---------------

(1) Calculated by determining the difference between the fair market value of the securities underlying the option at December 31, 1996 ($8.00 per share as determined by the Board of Directors by reference to an independent appraisal of the Common Stock) and the exercise price of the Named Executive Officer's option.

(2) No public market existed for the Company's Common Stock during 1996. The value realized represents the estimated value of shares of Common Stock determined as of the date of exercise by reference to an independent appraisal of the Company's Common Stock, less the option exercise price.

EMPLOYEE STOCK PLANS

  1993 STOCK PLAN

     The Company's 1993 Stock Plan (the "1993 Plan"), which provides for the grant of 555,555 shares of Common Stock, was approved by the Company's Board of Directors and stockholders on June 11, 1993. As of December 31, 1996, options to purchase 456,754 shares were outstanding under the 1993 Plan and 24,586 shares of Common Stock remained available for issuance under the 1993 Plan. The terms of the 1993 Plan are substantially similar to those of the 1996 Stock Plan described below.

  1996 STOCK PLAN

     The Company's 1996 Stock Plan (the "1996 Plan") provides for the granting to employees and consultants of nonstatutory stock options. The 1996 Plan was approved by the Board of Directors in December 1996 (which approval was conditioned upon completion of this offering) and by the stockholders in January 1997. A total of 1,000,000 shares of Common Stock have been reserved for issuance pursuant to the 1996 Plan. The Company intends to grant options to purchase an aggregate of 620,000 shares of Common Stock at the per share price to the public in this offering to certain executive officers of the Company, effective upon this offering.

     The 1996 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"). The Committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1996 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1996 Plan.

     Options granted under the 1996 Plan are not generally transferable by the optionee, and generally each option is exercisable during the lifetime of the optionee only by such optionee. Unless otherwise specified in the option agreement, options granted under the 1996 Plan must be exercised within three months of the end of optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. The exercise price of options granted under the 1996 Plan is determined by the Committee.

     The 1996 Plan provides that in the event of a change in control in which the current stockholders of the Company own less than 50% of the surviving company or a sale of all or substantially all of the Company's assets each Optionee will have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If an option becomes exercisable in full in the event of a merger or sale of assets, the Committee shall notify the optionee that the option shall be fully exercisable for a specified period from the date of such notice, and the option will terminate upon the expiration of such period.

     During 1996, the Company agreed to grant to a consultant of the Company, upon the completion of this offering, an option to acquire 25,000 shares of Common Stock at an exercise price of $0.20 per share. Such option, when issued, will be fully vested and exercisable and will have a two-year term.

  1996 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was approved by the Board of Directors in December 1996 (which approval was conditioned upon completion of this offering) and by the stockholders in January 1997. A total of 200,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, has two six-month offering periods each year beginning on the first trading day on or after February 15 and August 15, respectively, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before August 14, 1997. The Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 15% of an employee's compensation (including commissions, but excluding overtime and other bonuses and incentive compensation), up to a maximum of $7,500 per offering period. The Board of Directors intends to review the percentage and maximum withholding levels on at least an annual basis, and to increase or decrease such levels as it deems appropriate. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning or at the end of each offering period. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

     Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, the Board of Directors shall shorten the offering period then in progress (so that employees' rights to purchase stock under the Plan are exercised prior to the merger or sale of assets). The Purchase Plan will terminate in 2006. The Board of Directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

401(K) PLAN

     The Company has a 401(k) Plan, pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The Company matches employee contributions to the 401(k) Plan at the rate of 50% of the employee's contribution up to a specified limit. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by participants to the 401(k) Plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the 401(k) Plan.

                              CERTAIN TRANSACTIONS

     In connection with the Acquisition, the Company issued to Maxtor the Maxtor Note, which had a principal amount of $4 million. The Maxtor Note bears interest at the rate of 8% per annum during the first year, 10% per annum during the second year and 12% per annum for the remaining term. The Maxtor Note was originally due on December 26, 1995 but the due date was subsequently extended to the earlier to occur of the completion of this offering or May 10, 1997. During 1994, 1995 and 1996, the Company paid to Maxtor $400,000, $482,042 and $469,377, respectively, in interest payments under the Maxtor Note. The Company also paid $400,000 of principal in the third quarter of 1996 under the Maxtor Note. The Company will pay the remaining outstanding principal together with unpaid interest with a portion of the proceeds of this offering. In addition, during 1994 and 1995, the Company purchased goods (principally rigid magnetic and optical disk drives) from Maxtor and its affiliates totaling $1,400,000 and $69,000, respectively. The Company did not purchase any goods from Maxtor during 1996.

     In connection with the Acquisition in December 1992, the Company entered into the Advisory Agreement with Capital Partners. Capital Partners, together with its affiliates, is the holder of a majority of the Company's outstanding voting stock. Directors Fitzgerald and Gebauer are officers of Capital Partners. During 1994, 1995 and 1996, the Company paid to Capital Partners $362,000, $360,000 and $729,000, respectively, pursuant to the Advisory Agreement. The 1996 amount includes a one-time payment of $360,000 paid by the Company in connection with termination of the Advisory Agreement by mutual agreement in December 1996.

     In 1996, the Company loaned David Bultman, its Senior Vice President of Engineering at the time, amounts totalling $90,000. Mr. Bultman is no longer employed with the Company. The remaining balance of Mr. Bultman's loan was $25,183 at December 31, 1996.

     The Company intends to grant options to purchase an aggregate of 620,000 shares of Common Stock under the 1996 Plan to certain executive officers of the Company, effective upon this offering. See "Management -- Employee Stock
Plans -- 1996 Stock Plan."

     All future transactions, including loans, between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1996 and as adjusted to reflect the sale of the Common Stock offered hereby for (i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding Common Stock of the Company prior to this offering, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and
(iv) all directors and executive officers of the Company as a group.

                                           SHARES BENEFICIALLY
                                              OWNED PRIOR TO                      SHARES BENEFICIALLY
                                                 OFFERING          NUMBER OF     OWNED AFTER OFFERING
                                          ----------------------    SHARES     -------------------------
        NAME OF BENEFICIAL OWNER           NUMBER     PERCENT(1)    OFFERED     NUMBER     PERCENT(1)(2)
----------------------------------------  ---------   ----------   ---------   ---------   -------------
5% STOCKHOLDERS
Capital Partners Group(3)...............  2,900,623      56.5%       708,950   2,191,673        28.0%
Maxtor Corporation......................  1,600,000      31.1        391,050   1,208,950        15.4

OFFICERS & DIRECTORS
David A. Eeg(4).........................    200,625       3.9             --     200,625         2.5
Gene E. Bowles, Jr.(4)..................    200,625       3.9             --     200,625         2.5
Robert E. Bylin(5)......................     72,885       1.4             --      72,885           *
James M. Canter(6)......................     20,279         *             --      20,279           *
Ted Chen(7).............................     12,416         *             --      12,416           *
Brian D. Fitzgerald(3)..................  2,900,623      56.5        708,950   2,191,673        28.0
A. George Gebauer(3)....................         --        --             --          --          --
Chong Sup Park(8).......................  1,600,000      31.1        391,050   1,208,950        15.4
All directors and executive officers as
  a group (11 persons)(9)...............  5,044,170      95.2      1,100,000   3,944,170        49.3

---------------

*   Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(2) Assumes no exercise of Underwriters' over-allotment option.

(3) Represents 1,676,440 shares held by CP Acquisition, L.P. No. 4A, 926,790 shares held by CP Acquisition, L.P. No. 4B, 3,612 shares held by Capital Partners, Inc., and 293,781 shares held by FGS, Inc. Of the 708,950 shares to be sold by the Capital Partners Group, 409,743 will be sold by CP Acquisition, L.P. No. 4A, 226,520 shares will be sold by CP Acquisition, L.P. No. 4B, 883 shares will be sold by Capital Partners, Inc. and 71,804 shares will be sold by FGS, Inc. The following affiliated entities are included in "Capital Partners Group": (a) CP Acquisition, L.P. No. 4A, a Delaware limited partnership; (b) CP Acquisition, L.P. No. 4B, a Delaware limited partnership; (c) Capital Partners, Inc., a Connecticut corporation, of which Brian D. Fitzgerald is the sole stockholder, an officer and a Director and A. George Gebauer is an officer; and (d) FGS, Inc., a Delaware corporation, of which Mr. Fitzgerald is the controlling stockholder, an officer and a Director and Mr. Gebauer is an officer and a Director. Mr. Fitzgerald may be deemed to beneficially own the shares held by the entities comprising the Capital Partners Group. Mr. Gebauer disclaims beneficial ownership of shares held by the entities comprising the Capital Partners Group.

(4) Includes options to purchase 62,500 shares of Common Stock exercisable at or within 60 days of December 31, 1996.

(5) Includes options to purchase 4,792 shares of Common Stock exercisable at or within 60 days of December 31, 1996.

(6) Includes options to purchase 16,029 shares of Common Stock exercisable at or within 60 days of December 31, 1996.

(7) Includes options to purchase 6,041 shares of Common Stock exercisable at or within 60 days of December 31, 1996.

(8) Represents shares held by Maxtor. Dr. Park is President of Hyundai Electronics America, the parent of Maxtor and Vice Chairman of the Board of Maxtor.

(9) Includes shares held by the Capital Partners Group and Maxtor, as well as options to purchase an aggregate of 161,679 shares at or within 60 days of December 31, 1996. See notes 3 through 8 above.

                          DESCRIPTION OF CAPITAL STOCK

     At the consummation of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $0.005 par value, and 10,000,000 shares of Preferred Stock, $0.005 par value, after giving effect to the conversion of outstanding Preferred Stock into Common Stock upon consummation of this offering.

COMMON STOCK

     As of December 31, 1996, there were 5,136,623 shares of Common Stock outstanding (after giving effect to the conversion of all Preferred Stock) held of record by approximately 50 stockholders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon consummation of the offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of this offering, 10,000,000 shares of undesignated Preferred Stock will be authorized, and no shares will be outstanding. The Board of Directors has the authority to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

REGISTRATION RIGHTS

     Upon the closing of this offering, the holders or their permitted transferees ("Holders") of approximately 3,706,623 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders will be entitled to notice of the registration and will be entitled to include, at the Company's expense, shares therein. In addition, certain of the Holders may require the Company at its own expense, on not more than two occasions, to file a registration statement under the Securities Act, with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, the Holders may require the Company, at its expense, to register their shares of Common Stock on a Registration Statement on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 7,836,623 shares of Common Stock, assuming no exercise of options outstanding as of December 31, 1996. Of these shares, the 3,800,000 shares offered hereby (4,370,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 4,036,623 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. All of these shares are subject to Lock-Up Agreements (described below). Of these shares none will be eligible for immediate sale upon commencement of the offering. Upon expiration of the Lock-Up Agreement (as described below), an aggregate of 254,132 shares will become immediately eligible for sale without restriction pursuant to Rule 144(k) or Rule 701 under the Securities Act ("Rule 701") (described below), and approximately 3,782,491 additional shares will be eligible for sale subject to the timing, volume and manner of sale restrictions of Rule 144.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of
(i) one percent of the number of shares of Common Stock then outstanding (approximately 78,000 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Effective April 29, 1997, the holding period under Rule 144 for such persons will be reduced to one year. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Effective April 29, 1997, the holding period under Rule 144(k) for such persons will be reduced to two years. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.


     Pursuant to the Lock-Up Agreements, the Company and certain stockholders (including the Selling Stockholders) owning upon completion of this offering, in the aggregate, 4,036,623 shares of Common Stock and certain holders of stock options have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition of) any shares of Common Stock (including shares issuable under options exercisable during the lock-up period described below) or any securities convertible into or exercisable or exchangeable therefor (except for shares of Common Stock they may acquire in the public market), until 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc., on behalf of the Underwriters.

     As soon as practicable after the date of this Prospectus, the Company intends to file registration statements on Form S-8 covering an aggregate of approximately 1,225,000 shares of Common Stock that have been reserved for issuance under its employee stock option plans and purchase plans thus permitting the resale of such shares in the public market without restriction under the Securities Act.

     Prior to this offering, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                            NUMBER OF
                                   UNDERWRITERS                               SHARES
        ------------------------------------------------------------------  ----------
        Smith Barney Inc..................................................
        Salomon Brothers Inc..............................................

                                                                             ---------
                  Total...................................................   3,800,000
                                                                             =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment options described below) if any such shares of Common Stock are taken.

     The Underwriters, for whom Smith Barney Inc. and Salomon Brothers Inc are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of such shares of Common Stock to certain
dealers at a price that represents a concession not in excess of $          per
share under the price to public. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $          per share of Common Stock
to certain other dealers. After the initial offering of the shares to the public, the public offering price and such consessions may be changed by the Representatives. The Representatives have advised the Company that the Underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary control.


     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions and the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     The Company, the officers and directors of the Company, the Selling Stockholders, and certain other stockholders of the Company designated by the Representatives, have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

     The Selling Stockholders have granted to the Underwriters options, exercisable for thirty days from the date of this Prospectus, to purchase up to an aggregate 570,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. See "Principal and Selling Stockholders." The Underwriters may exercise such options solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such options are exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the Company's Common Stock. The initial public offering price will be determined by negotiation between the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price will be the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities market, including current market valuations of publicly traded companies which are comparable to the Company.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, a Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract, or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                            STORAGE DIMENSIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants.....................................................    F-2
Consolidated Balance Sheet as of December 31, 1995 and 1996...........................    F-3
Consolidated Statement of Operations for the years ended December 31, 1994, 1995 and
  1996................................................................................    F-4
Consolidated Statement of Stockholders' Equity for the years ended December 31, 1994,
  1995 and 1996.......................................................................    F-5
Consolidated Statement of Cash Flows for the years ended December 31, 1994, 1995 and
  1996................................................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Storage Dimensions, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Storage Dimensions, Inc. and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
San Jose, California

January 16, 1997, except as to
the last paragraph of Note 11
which is as of March 4, 1997

                            STORAGE DIMENSIONS, INC.

                           CONSOLIDATED BALANCE SHEET
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)


                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
ASSETS
Current assets:
  Cash and cash equivalents..........................................    $    363     $  1,682
  Accounts receivable, net...........................................       9,646       11,939
  Inventories........................................................       6,915        6,304
  Prepaid expenses and other assets..................................         508          858
                                                                         --------     --------
          Total current assets.......................................      17,432       20,783
Property and equipment, net..........................................       2,319        2,115
                                                                         --------     --------
          Total assets...............................................    $ 19,751     $ 22,898
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................    $  6,241     $  5,061
  Accrued liabilities................................................       2,811        3,580
  Short-term borrowings..............................................       3,837        6,029
  Short-term debt from stockholder...................................       4,000        3,600
                                                                         --------     --------
          Total current liabilities..................................      16,889       18,270
                                                                         --------     --------
Commitments (Note 10)
Stockholders' equity:
  Series A Convertible Preferred Stock, $0.005 par value, 13,850 shares authorized; 13,734 and 13,850 shares issued and
     outstanding.....................................................          69           69
  Common Stock, $0.005 par value, 40,000 shares authorized; 1,608 and
     1,674 shares issued and outstanding.............................           8            8
  Additional paid-in capital.........................................       9,385       10,442
  Deferred stock compensation........................................          --         (486)
  Accumulated deficit................................................      (6,600)      (5,405)
                                                                         --------     --------
          Total stockholders' equity.................................       2,862        4,628
                                                                         --------     --------
          Total liabilities and stockholders' equity.................    $ 19,751     $ 22,898
                                                                         ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                            STORAGE DIMENSIONS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Net sales:
  Enterprise and OEM.....................................    $ 40,088     $ 52,475     $ 69,873
  Desktop................................................      21,136        7,683        2,437
                                                             --------     --------     --------
                                                               61,224       60,158       72,310

Cost of goods sold.......................................      41,998       37,170       45,327
                                                             --------     --------     --------
Gross profit.............................................      19,226       22,988       26,983
                                                             --------     --------     --------

Operating expenses:
  Sales and marketing....................................      10,662       13,344       14,081
  Research and development...............................       4,339        5,377        5,872
  General and administrative.............................       3,293        3,390        3,819
  Advisory fee payable to related party..................         362          360          729
                                                             --------     --------     --------
                                                               18,656       22,471       24,501
                                                             --------     --------     --------
Income from operations...................................         570          517        2,482
Interest expense.........................................        (583)        (641)        (686)
Related party interest expense...........................        (400)        (482)        (469)
                                                             --------     --------     --------
Income (loss) before provision for income taxes..........        (413)        (606)       1,327
Provision for income taxes...............................          24           30          132
                                                             --------     --------     --------
Net income (loss)........................................    $   (437)    $   (636)    $  1,195
                                                             ========     ========     ========
Pro forma net income per share...........................                              $   0.22
                                                                                       ========
Shares used in per share calculation.....................                                 5,529
                                                                                       ========


  The accompanying notes are an integral part of these consolidated financial statements.

                            STORAGE DIMENSIONS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                        SERIES A
                                       CONVERTIBLE
                                     PREFERRED STOCK   COMMON STOCK    ADDITIONAL    DEFERRED                     TOTAL
                                     ---------------  ---------------   PAID-IN       STOCK      ACCUMULATED  STOCKHOLDERS'
                                     SHARES  AMOUNTS  SHARES  AMOUNTS   CAPITAL    COMPENSATION    DEFICIT       EQUITY
                                     ------  -------  ------  -------  ----------  ------------  -----------  -------------
Balance at December 31, 1993........ 13,132    $66    1,600     $ 8     $  9,033      $   --       $(5,527)      $ 3,580
Issuance of Series A Convertible
  Preferred Stock to employees......   474       2       --      --          276          --            --           278
Redemption of Series A Convertible
  Preferred Stock...................  (153)     (1)      --      --          (89)         --            --           (90)
Net loss............................    --      --       --      --           --          --          (437)         (437)
                                     ------    ---    -----              -------       -----       -------        ------
                                                                 --
Balance at December 31, 1994........ 13,453     67    1,600                9,220          --        (5,964)        3,331
                                                                  8
Issuance of Series A Convertible
  Preferred Stock to employees......   341       2       --                  199          --            --           201
                                                                 --
Redemption of Series A Convertible
  Preferred Stock...................   (60)     --       --                  (35)         --            --           (35)
                                                                 --
Common Stock options exercised......    --      --        8                    1          --            --             1
                                                                 --
Net loss............................    --      --       --                   --          --          (636)         (636)
                                                                 --
                                     ------    ---    -----              -------       -----       -------        ------
                                                                 --
Balance at December 31, 1995........ 13,734     69    1,608                9,385          --        (6,600)        2,862
                                                                  8
Issuance of Series A Convertible
  Preferred Stock to employees......   383       2       --                  490          --            --           492
                                                                 --
Redemption of Series A Convertible
  Preferred Stock...................  (267)     (2)      --                 (155)         --            --          (157)
                                                                 --
Common Stock options exercised,
  net...............................    --      --       66                    7          --            --             7
                                                                 --
Equity related to issuance of Common
  Stock options.....................    --      --       --                  715        (540)           --           175
                                                                 --
Amortization of deferred stock
  compensation......................    --      --       --                   --          54            --            54
                                                                 --
Net income..........................    --      --       --                   --          --         1,195         1,195
                                                                 --
                                     ------    ---    -----              -------       -----       -------        ------
                                                                 --
Balance at December 31, 1996........ 13,850    $69    1,674             $ 10,442      $ (486)      $(5,405)      $ 4,628
                                                                $ 8
                                     ======    ===    =====              =======       =====       =======        ======
                                                                 ==


  The accompanying notes are an integral part of these consolidated financial statements.

                            STORAGE DIMENSIONS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
Cash flows from operating activities:
  Net income (loss)...........................................  $  (437)    $  (636)    $ 1,195
  Adjustments to reconcile net income (loss) to cash provided by operating activities:
     Depreciation and amortization............................    2,024       2,495       1,147
     Compensation expense from stock and stock options........       --          --         434
     Changes in assets and liabilities:
       Accounts receivable....................................     (250)     (1,141)     (2,293)
       Inventory..............................................     (239)     (2,106)        611
       Prepaid expenses and other assets......................       95         258        (350)
       Accounts payable.......................................     (426)      2,158      (1,180)
       Accrued liabilities....................................      456        (118)        769
                                                                -------     -------     -------
          Net cash provided by operating activities...........    1,223         910         333
                                                                -------     -------     -------
Cash flows from investing activities:
  Acquisition of property and equipment.......................   (1,331)     (1,363)       (943)
                                                                -------     -------     -------
Cash flows from financing activities:
  Proceeds from sale of Series A Convertible Preferred Stock
     to employees.............................................      278         201         287
  Payments to repurchase Series A Convertible Preferred
     Stock....................................................      (90)        (35)       (157)
  Proceeds from exercise of Common Stock options, net.........       --           1           7
  Proceeds (repayments) from short-term borrowings............     (112)        179       1,792
                                                                -------     -------     -------
          Net cash provided by financing activities...........       76         346       1,929
                                                                -------     -------     -------
Net increase (decrease) in cash and cash equivalents..........      (32)       (107)      1,319
Cash and cash equivalents at beginning of year................      502         470         363
                                                                -------     -------     -------
Cash and cash equivalents at end of year......................  $   470     $   363     $ 1,682
                                                                =======     =======     =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest......................  $   833     $   929     $ 1,066
                                                                =======     =======     =======
  Cash paid during the year for income taxes..................  $     6     $    14     $    25
                                                                =======     =======     =======
Supplemental schedule of noncash financing activities:
  Refinancing of short-term borrowings........................  $    --     $    --     $ 5,289
                                                                =======     =======     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                            STORAGE DIMENSIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

     Storage Dimensions, Inc. (the "Company") was incorporated in Delaware in November 1992. The Company designs, manufactures, markets and supports high performance data storage systems for open systems network applications.

     The Company was formed in order to effect a majority interest management-led buy-out (the "MBO") of Storage Dimensions, Inc. (a wholly owned subsidiary of Maxtor Corporation ("Maxtor")) on December 26, 1992 by an investor group comprised of members of management and Capital Partners, Inc.

     The MBO was accounted for in accordance with the provisions of EITF 88-16, "Basis in Leveraged Buyout Transactions." Subsequent to the MBO, Maxtor continued to own 32.8% of the Company. Maxtor's predecessor basis of $1.4 million was used in the determination of the carrying values of Maxtor's share of the net assets of the Company. The MBO was accounted for as a 67.2% purchase and, accordingly, there was a step-up in the basis of the assets. The purchase price of $22.0 million was allocated to the estimated fair values of the net assets acquired.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of highly liquid investment instruments with original maturities of three months or less.

INVENTORIES

     Inventories are stated at the lower of cost (using the first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

     Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

REVENUE RECOGNITION AND PRODUCT WARRANTY

     Revenue from product sales is recognized upon shipment.

     Certain sales are made to distributors who have limited rights to return products or obtain credits for pricing changes. The Company accrues for the estimated costs of sales returns and allowances in the period the related revenue is recognized.

                            STORAGE DIMENSIONS, INC.

     Also, the Company provides product warranties, generally for periods of either three or five years from the date of product sale. The Company provides for the estimated cost to repair or replace products under warranty arrangements in the period the related revenue is recognized.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to operations as incurred.

SOFTWARE DEVELOPMENT COSTS

     To date, the period between achieving technological feasibility and completion of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

ADVERTISING COSTS

     Advertising costs are charged to operations as incurred in accordance with AICPA Statement of Position 93-7, "Reporting on Advertising Costs."

FISCAL YEAR

     The Company operates and reports financial results on a fifty-two/fifty-three week fiscal year cycle ending on the Saturday nearest December 31. The Company also follows a five-four-four week quarterly cycle. For convenience, the Company presents its fiscal year as ending on December 31. Fiscal 1994, 1995 and 1996 each contained 52 weeks.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In January 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation" (see Note 7).

PRO FORMA NET INCOME PER SHARE

     Pro forma net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the periods assuming the conversion of all shares of the Company's Series A Convertible Preferred Stock into Common Stock which will occur upon the consummation of the Company's intended initial public offering. Per share amounts also give retroactive effect to the one-for-four reverse split of all shares of Common Stock (and an adjustment to the conversion price of the Series A Convertible Preferred Stock) as described in Note 11. Pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares relating to preferred stock and stock options (using the treasury stock method and assuming an initial public offering price of $9.50 per share) issued subsequent to January 22, 1996 have been included in the computations for all periods presented. Historical net income or loss per share data has not been presented since such amounts are not deemed to be meaningful due to the significant change in the Company's capital structure which is to occur in connection with the offering.

                            STORAGE DIMENSIONS, INC.

2. RELATED PARTY TRANSACTIONS:

PURCHASES AND SALES

     During 1994 and 1995, the Company purchased goods (principally rigid magnetic and optical disk drives) from Maxtor Corporation and its affiliates totaling $1,400,000 and $69,000, respectively. The Company did not purchase any goods from Maxtor during 1996.

SUBORDINATED NOTE PAYABLE

     In December 1992, in conjunction with the MBO, the Company issued a subordinated promissory note of $4 million to Maxtor (the "Maxtor Note"). The Maxtor Note is due and payable in full upon the earlier of the consummation of the Company's initial public offering or May 10, 1997, subject to a subordination agreement associated with the Company's Loan and Security Agreement (Note 4) which restricts principal repayments until certain financial covenants are met. During 1996, in accordance with these financial covenants, the Company paid $400,000 in principal on the Maxtor Note. Interest at 12% per annum is paid quarterly by the Company.

ADVISORY FEE

     During 1994, 1995 and 1996, the Company paid advisory fees of $362,000, $360,000 and $729,000, respectively, to one of its investors in accordance with an Investment Advisory Services Agreement (the "Advisory Agreement"). The Advisory Agreement was terminated in December 1996.

                            STORAGE DIMENSIONS, INC.

3. BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Accounts receivable:
      Gross receivables..............................................  $10,218     $12,478
      Less allowance for doubtful accounts...........................     (572)       (539)
                                                                       -------     -------
                                                                       $ 9,646     $11,939
                                                                       =======     =======
    Inventory:
      Raw material and purchased components..........................  $ 4,467     $ 3,140
      Work in progress...............................................    1,170       1,639
      Finished goods.................................................    1,819       2,156
                                                                       -------     -------
                                                                         7,456       6,935
      Less allowance for excess and obsolete inventory...............     (541)       (631)
                                                                       -------     -------
                                                                       $ 6,915     $ 6,304
                                                                       =======     =======
    Property and equipment:
      Machinery and equipment........................................  $ 6,403     $ 6,992
      Furniture and fixtures.........................................      599         620
      Leasehold improvements.........................................      517         539
                                                                       -------     -------
                                                                         7,519       8,151
      Less accumulated depreciation and amortization.................   (5,200)     (6,036)
                                                                       -------     -------
                                                                       $ 2,319     $ 2,115
                                                                       =======     =======
    Accrued liabilities:
      Accrued employee compensation..................................  $ 1,451     $ 1,865
      Other..........................................................    1,360       1,715
                                                                       -------     -------
                                                                       $ 2,811     $ 3,580
                                                                       =======     =======

4. SHORT-TERM BORROWINGS:

     On May 17, 1996, the Company entered into a Loan and Security Agreement (the "Agreement") with Congress Financial Corporation which expires May 16, 1998 and replaced an existing line of credit agreement. Under the revolving line of credit provisions of the Agreement, the Company may borrow up to $11 million based upon eligible accounts receivable and inventory. Under the terms of the Agreement, deposits from collections of accounts receivable are restricted. The Agreement also allows the Company to borrow up to $1 million for purchases of property and equipment under its capital expenditure facility and $400,000 under its term loan provisions. Such borrowings reduce the available borrowings under the revolving line of credit. Borrowings bear interest at the rate of prime plus 1% (9.25% as of December 31, 1996) and are secured by all of the Company's assets. Borrowings outstanding under the line at December 31, 1996 include $267,000 borrowed under the term loan provisions.

                            STORAGE DIMENSIONS, INC.

5. INCOME TAXES:

     The provision for income taxes consists of the following (in thousands):

                                                                     YEAR ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1994     1995     1996
                                                                    ----     ----     ----
    Current:
      Federal.....................................................  $ --     $ --     $ 34
      State.......................................................     4        6       40
      Foreign.....................................................    20       24       58
                                                                     ---      ---     ----
                                                                    $ 24     $ 30     $132
                                                                     ===      ===     ====

     Deferred tax assets consist of the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Depreciation and amortization....................................  $   397     $   358
    Compensation accrual.............................................      149         199
    Inventory reserves...............................................      334         420
    Net operating loss carryforward..................................      810          50
    Research and development credits.................................      205         233
    Other............................................................      364         435
                                                                       -------     -------
    Gross deferred tax assets........................................    2,259       1,695
    Deferred tax asset valuation allowance...........................   (2,259)     (1,695)
                                                                       -------     -------
    Net deferred tax assets..........................................  $    --     $    --
                                                                       =======     =======

     The Company provides a valuation allowance for deferred tax assets when it is more likely than not, based on available evidence including the prior history of losses, that some portion or all of the deferred tax assets will not be realized.

     A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes is as follows (in thousands):


                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1994      1995      1996
                                                                 -----     -----     -----
    Tax provision (benefit) at the U.S. federal statutory rate
      of 34%...................................................  $(140)    $(206)    $ 451
    State income taxes, net of federal tax benefit.............      4         6        40
    Change in valuation allowance..............................    124       184      (564)
    Other, net.................................................     36        46       205
                                                                 -----     -----     -----
                                                                 $  24     $  30     $ 132
                                                                 =====     =====     =====
    Effective tax rate.........................................     (6)%      (5)%      10%
                                                                 =====     =====     =====


6. SHAREHOLDERS' EQUITY:

     As of December 31, 1996, the Board of Directors was authorized to issue 13,850,000 shares of Series A Convertible Preferred Stock. The rights, preferences, privileges and restrictions thereof are set forth in the Certificate of Incorporation, as amended. Each share is convertible at the option of the holder into Common Stock based on a formula which currently results in a one-for-four exchange ratio of Common Stock for Preferred Stock. This formula is subject to adjustment, as defined, which provides dilution protection for

                            STORAGE DIMENSIONS, INC.

preferred stockholders. The Preferred Stock automatically converts into shares of Common Stock at the consent of the majority of the holders of the outstanding shares or the closing of the sale of securities of the Company pursuant to a firm commitment underwritten public offering under the Securities Act of 1933, as amended. The shares have one vote for each share of Common Stock into which each share of Preferred Stock is convertible.

     Holders are entitled to dividends when and at a rate deemed by the Board. No cash dividend may be paid to common stockholders unless an equal dividend is paid with respect to all outstanding shares of Series A Preferred in an amount equal to the number of shares into which each such share of Series A Preferred could then be converted.

     In the event of liquidation, holders of Series A Preferred Stock shares have a preference over holders of Common Stock. The holders are entitled to $0.59 per share, plus all declared but unpaid dividends. After payment in full, the Common Stock holders are entitled to $0.20 per share. The remaining assets after payment to the Series A Preferred Stock and the Common Stock, if any, will be distributed ratably among the Common Stock holders and the number of shares of Common Stock into which the Preferred Stock is then convertible.

     In December 1996, the Board authorized 10,000,000 shares of undesignated Preferred Stock, par value $0.005, effective upon the conversion of the Series A Convertible Preferred Stock. The Board will have the authority, without further action by the stockholders, to issue these shares in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in such series, including voting rights.

     In August and October 1996, under the Company's 1996 Restricted Stock Purchase Plan, certain employees were granted the right to purchase shares of Preferred Stock at a price of $0.75 per share ($3.00 per share on a common equivalent basis). A total of 382,970 shares of Preferred Stock (95,742 common equivalent shares) were issued in accordance with these grants for a purchase price of $287,000. Management has recorded $205,000 in compensation expense in 1996 as a result of these grants.

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in December 1996 and by the stockholders in January 1997 subject to completion of the initial public offering of the Company's Common Stock. A total of 200,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. As of December 31, 1996, no shares have been granted under the Purchase Plan.

7. EMPLOYEE STOCK PLANS:

1996 Stock Plan

     The 1996 Stock Plan (the "1996 Plan") provides for the granting to employees and consultants of nonstatutory stock options. The 1996 Plan was approved by the Board of Directors in December 1996 subject to completion of the initial public offering of the Company's Common Stock. A total of 1,000,000 shares of Common Stock are currently reserved for issuance pursuant to the 1996 Plan. As of December 31, 1996, no options have been granted under the 1996 Plan.

1993 Stock Option Plan

     The 1993 Stock Option Plan (the "1993 Plan") provides for the granting of nonstatutory stock options for the purchase of up to an aggregate of 555,555 shares of the Company's common stock by officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the 1993 Stock Option Plan. The Board of Directors determines the term of each option, option exercise price, number

                            STORAGE DIMENSIONS, INC.

of shares for which each option is granted and the rate at which each option is exercisable. Options granted under the 1993 Stock Option Plan generally vest over a four year period.

     Nonstatutory stock options may be granted at an exercise price per share of not less than 100% of the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Options granted under the 1993 Stock Option Plan generally expire ten years from the date of the grant.

     Transactions under the 1993 Stock Option Plan are summarized as follows (in thousands except per share amounts):

                                                         YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------------
                                          1994                     1995                     1996
                                  --------------------     --------------------     --------------------
                                             WEIGHTED                 WEIGHTED                 WEIGHTED
                                              AVERAGE                  AVERAGE                  AVERAGE
                                             EXERCISE                 EXERCISE                 EXERCISE
                                  SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                  ------     ---------     ------     ---------     ------     ---------
Outstanding at beginning of
  period........................     465       $0.20          451       $0.20          457       $0.20
  Granted.......................     109        0.20          167        0.20          185        1.12
  Exercised.....................      --          --           (8)       0.20          (70)       0.20
  Canceled......................    (123)       0.20         (153)       0.20         (115)       0.23
                                   -----                    -----                    -----
Outstanding at period end.......     451        0.20          457        0.20          457        0.57
                                   =====                    =====                    =====
Options exercisable at period
  end...........................     173        0.20          233        0.20          224        0.21
                                   =====                    =====                    =====
Weighted average grant date fair
  value of options granted
  during the year...............                                                    $ 3.48
                                                                                     =====
Weighted average grant date fair
  value of options granted
  during the year at exercise
  prices below market prices....                                                    $ 3.48
                                                                                     =====

     During the year ended December 31, 1996, the Company granted options to purchase 185,125 shares of Common Stock to employees at exercise prices ranging from $0.20 to $3.00 per share. Management will amortize approximately $540,000 of compensation expense over the vesting period relating to these options, of which $54,000 has been recorded during the year ended December 31, 1996.

     Options outstanding at December 31, 1996 exclude a commitment to issue an option to purchase 25,000 shares of Common Stock (See Note 11).

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                             OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                ----------------------------------------------     -----------------------------
                                    NUMBER            AVERAGE        WEIGHTED          NUMBER          WEIGHTED
                                OUTSTANDING AT       REMAINING        AVERAGE      EXERCISABLE AT       AVERAGE
                                 DECEMBER 31,       CONTRACTUAL      EXERCISE       DECEMBER 31,       EXERCISE
   RANGE OF EXERCISE PRICES          1996           LIFE (YEARS)       PRICE            1996             PRICE
------------------------------  ---------------     ------------     ---------     ---------------     ---------
$0.20.........................        310                7.3           $0.20             222             $0.20
 1.00.........................        120                9.6            1.00               2              1.00
 3.00.........................         27                9.9            3.00              --              3.00
                                      ---                                                ---
                                      457                8.1            0.57             224              0.21
                                      ===                                                ===

                            STORAGE DIMENSIONS, INC.

Fair value disclosures

     Had compensation cost for options granted in 1995 and 1996 under the Company's option plan been determined based on the fair value at the grant dates, as prescribed in FAS 123, the Company's net income (loss) and pro forma net income per share would have been as follows (in thousands except per share amounts):


                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                     ----------------
                                                                     1995       1996
                                                                     -----     ------
        Net income (loss):
          As reported..............................................  $(636)    $1,195
          Pro forma................................................   (638)     1,186

        Net income per share:
          As reported..............................................            $ 0.22
          Pro forma................................................              0.21


     The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants during the applicable period: dividend yield of 0.0% for both periods; risk-free interest rates of 5.86% to 7.05% for options granted during the year ended December 31, 1995 and 5.36% to 6.60% for options granted during the year ended December 31, 1996; and a weighted average expected option term of 5 years for both periods.

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future years.

8. EMPLOYEE BENEFIT PLANS:

Profit sharing

     Employees of the Company are entitled to receive compensation under a profit sharing agreement that is based upon attaining specific profit goals. Profit sharing expense totaled $180,000, $20,000 and $231,000 in 1994, 1995 and 1996, respectively.

401(k) Plan

     The Company maintains a 401(k) Tax Deferred Savings Plan (the Plan) which covers all full-time employees of the Company who are at least 21 years of age. Under the Plan, employees may elect to contribute up to 15% of their pre-tax compensation to the Plan. The Company matches contributions under the Plan at the rate of 50% of the employee's contributions up to a specified maximum. The Company's contributions to the Plan were $38,000, $75,000 and $94,000 for 1994, 1995 and 1996, respectively.

                            STORAGE DIMENSIONS, INC.

9. EXPORT SALES AND CONCENTRATIONS OF CREDIT RISK:

     The Company markets its products both domestically and internationally. Export sales are as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                        1994         1995         1996
                                                       ------       ------       ------
        Europe.......................................  $3,655       $4,597       $4,676
        Other........................................   2,563        1,010          543
                                                       ------       ------       ------
                                                       $6,218       $5,607       $5,219
                                                       ======       ======       ======

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. Substantially all of the Company's cash is invested in high credit quality financial institutions. The Company performs ongoing credit evaluations of its customers' financial conditions and maintains an allowance for uncollectible accounts receivable based upon expected write-offs. At December 31, 1996, one customer accounted for 12% gross accounts receivable. Revenues from significant customers which represented 10% or more of total revenues for the respective periods were as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                              1994       1995       1996
                                                              ----       ----       ----
        Customer A..........................................    6%        11%        13%
        Customer B..........................................   11%        15%         8%

10. COMMITMENTS:

     The Company leases its offices and operating facilities under various noncancelable renewable operating leases. The Company's future minimum commitments at December 31, 1996 under all operating leases are as follows (in thousands):

            1997........................................................  $  913
            1998........................................................     800
            1999........................................................      64
            2000........................................................      13
            2001........................................................      11
                                                                          ------
                                                                          $1,801
                                                                          ======

     Rental expense under noncancelable operating leases totaled $918,000, $862,000 and $904,000 in 1994, 1995 and 1996, respectively.

11. SUBSEQUENT EVENTS:

Reverse stock split

     In 1996, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to sell Common Stock of the Company in an initial public offering ("IPO"). In December 1996, the Board also approved a one-for-four reverse stock split of all outstanding Common Stock of the Company to be effected prior to the closing of the IPO and an increase in the authorized Common Stock to 40,000,000 shares. At the time the reverse stock split is effected, the conversion price of the Series A Convertible Preferred Stock will be adjusted such that each four shares of Series A Convertible Preferred Stock shall be convertible into one share of Common Stock. In

                            STORAGE DIMENSIONS, INC.

addition, the Board authorized 10,000,000 shares undesignated Preferred Stock, par value $0.005, effective upon the conversion of the Series A Convertible Preferred Stock which will occur automatically upon the closing of the IPO. All outstanding share and per share data have been restated to reflect the reverse stock split.

Grant of stock option


     Upon consummation of the IPO, in accordance with a previous commitment, the Company will grant a nonqualified option to purchase 25,000 shares of Common Stock at an exercise price of $0.20 per share in exchange for financial planning and management services. The option only becomes exercisable upon consummation of an initial public offering or sale of a controlling interest of the Company's stock. The Company recorded $175,000 in estimated compensation expense in 1996 in connection with this option based on the estimated fair value of the Company's Common Stock at December 31, 1996. The Company expects to record an additional $58,000 in compensation expense in the period in which the IPO is consummated.



     When the financial statements were originally issued on January 16, 1997, the Company had not recorded any expense related to this stock option in 1996.

               Storage Dimensions' Systems, Programs and Services
                       Lower Life-Cycle Cost of Ownership

               -------------------------------------------------

                   Typical client/server budget over 3 years

Hardware and software
costs                                 20
Operations, maintenance,
support, and training
costs                                 80

     ONE OF THE KEY ISSUES FACING END-USERS OF PC-LAN NETWORKS IS THE ONGOING COST OF NETWORK MAINTENANCE AND ADMINISTRATION. THE GARTNER GROUP HAS ESTIMATED THAT THE PURCHASE PRICE OF HARDWARE AND SOFTWARE COMPRISES ONLY 20% OF THE THREE-YEAR COST OF NETWORK OWNERSHIP. THE REMAINING 80% OF A NETWORK'S LIFE-CYCLE COST OF OWNERSHIP CONSISTS OF OTHER ASSOCIATED EXPENSES, SUCH AS DOWNTIME, TROUBLESHOOTING, REPAIR, ADMINISTRATION, TRAINING AND USER SUPPORT. STORAGE DIMENSIONS HAS DESIGNED AN INNOVATIVE PORTFOLIO OF SYSTEMS, PROGRAMS AND SERVICES FOCUSED ON LOWERING THE LIFE-CYCLE COST OF NETWORK OWNERSHIP.
--------------------------------------------------------------------------------
TECHCONNECT(SM) Knowledgebase  TechConnect is an artificial intelligence knowledgebase that employs dynamic feedback loops
                               to provide customers with the most likely
                               solutions to system problems based upon the
                               symptoms described by the user. TechConnect is
                               accessible 24 hours-a-day over the Internet.
--------------------------------------------------------------------------------
VANTAGEPOINT STORAGE
MANAGEMENT SOFTWARE            VantagePoint storage management software provides
                               centralized management of storage systems
                               distributed across the enterprise network.
--------------------------------------------------------------------------------
SPEEDEXCHANGE(SM)              SpeedExchange provides warranty replacement of
                               components overnight, minimizing potential
                               downtime and on-site inventory requirements.
--------------------------------------------------------------------------------
7X24 PRIORITY SERVICE AND PARTSFor an annual fee, the Company provides priority access to technical support personnel during
                               business hours and access within 20 minutes via a
                               pager after hours. In addition, the Company
                               provides replacement of failed parts 24 hours-
                               a-day by counter-to-counter air freight with
                               courier delivery.
--------------------------------------------------------------------------------
TECHASSIST(SM) EMERGENCY
OFF-HOURS SUPPORT              For a one-time fee, the Company provides access
                               to technical support personnel after hours to
                               customers who need emergency help, but have not
                               contracted for the 7x24 Priority Service.
--------------------------------------------------------------------------------
FLEXGUARD(SM)                  FlexGuard bundles optional services into
                               comprehensive site service and support
                               arrangements to meet the special needs of large
                               organizations.
--------------------------------------------------------------------------------
TAPE MAINTENANCE               For an annual fee per tape drive, the Company
                               will provide for overnight shipment of a
                               replacement unit for drives that fail and are not
                               covered by the Company's or manufacturer's
                               standard warranty.
--------------------------------------------------------------------------------
WORLD WIDE WEB-BASED
TECHNICAL SUPPORT              Storage Dimensions' easy-to-use World Wide Web
                               site provides customers with quick access to
                               TechConnect, as well as access to technical,
                               product and service information.
--------------------------------------------------------------------------------
FREE ON-SITE SERVICE           On-site service provided by IBM is free for one
                               year.
--------------------------------------------------------------------------------

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Prospectus Summary.....................     3
Risk Factors...........................     6
Use of Proceeds........................    12
Dividend Policy........................    12
Capitalization.........................    13
Dilution...............................    14
Selected Consolidated Financial Data...    15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    16
Business...............................    25
Management.............................    38
Certain Transactions...................    45
Principal and Selling Stockholders.....    46
Description of Capital Stock...........    48
Shares Eligible for Future Sale........    49
Underwriting...........................    50
Legal Matters..........................    51
Experts................................    51
Additional Available Information.......    52
Index to Consolidated Financial
  Statements...........................   F-1


  UNTIL           , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                3,800,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                            , 1997

                                  ------------
                               SMITH BARNEY INC.

                              SALOMON BROTHERS INC

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                             AMOUNT
                                                                             TO BE
                                                                              PAID
                                                                            --------
        SEC registration fee..............................................  $ 13,905
        NASD filing fee...................................................     5,089
        Nasdaq National Market listing fee................................    36,795
        Printing and engraving expenses...................................   100,000
        Legal fees and expenses...........................................   250,000
        Accounting fees and expenses......................................   225,000
        Directors' and officers' liability insurance......................   200,000
        Blue Sky qualification fees and expenses..........................    10,000
        Transfer agent and registrar fees.................................     5,000
        Miscellaneous.....................................................   104,211
                                                                            --------
                  Total...................................................  $950,000
                                                                            ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws, as amended, of the Registrant provide that: (i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws, as amended, are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and
(v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as amended, as well as certain additional procedural protections.

     The indemnification provisions in the Bylaws, as amended, and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                                      EXHIBIT
                                      DOCUMENT                                        NUMBER
------------------------------------------------------------------------------------  ------
Form of Underwriting Agreement......................................................    1.1
Form of Amended and Restated Certificate of Incorporation prior to completion of
  this offering.....................................................................    3.1
Form of Second Amended and Restated Certificate of Incorporation to be effective
  upon completion of this offering..................................................    3.2
Bylaws, as amended..................................................................    3.3
Form of Indemnification Agreement entered into by the Registrant with each of its
  directors and executive officers..................................................   10.1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     From January 1, 1994 through December 31, 1996 the Registrant has issued and sold the following securities (as adjusted to give effect to the one-for-four reverse stock split of the Registrant's Common Stock): (i) the Registrant issued and sold 299,138 shares of Preferred Stock to employees under the Company's stock purchase plans at a purchase price ranging from $2.35 to $3.00 of which 43,350 shares were repurchased by the Company; and (ii) the Registrant issued and sold 78,179 shares of Common Stock to employees under the Company's stock option plans at an exercise price of $0.20 of which 3,969 shares were repurchased by the Company.

     The issuances described above were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


        EXHIBIT
          NO.                                      DESCRIPTION
        -------     --------------------------------------------------------------------------
         1.1        Form of Underwriting Agreement.
         3.1        Form of Amended and Restated Certificate of Incorporation of Registrant
                    prior to the completion of this offering.
         3.2        Form of Second Amended and Restated Certificate of Incorporation to be
                    effective upon completion of this offering.
         3.3        Bylaws, as amended, of Registrant.
         4.1        Form of Registrant's Common Stock Certificate.
         5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation,
                    regarding legality of the securities being issued.
        10.1        Form of Director and Officer Indemnification Agreement.
        10.2        1996 Stock Plan.
        10.3        1996 Employee Stock Purchase Plan.
        10.4        Loan and Security Agreement, dated May 16, 1996, by and between Congress
                    Financial Corporation (Western) and the Registrant.
        10.5        Subordination Agreement, dated May 16, 1996, by and between the Registrant and Maxtor Corporation.
        10.6        Subordinated Promissory Note, dated December 26, 1992, in favor of Maxtor
                    Corporation, executed by the Registrant, as amended.

        EXHIBIT
          NO.                                      DESCRIPTION
        -------     --------------------------------------------------------------------------
        10.7        Stockholders Agreement, dated December 26, 1992, among the Registrant,
                    Gene E. Bowles, Jr., David A. Eeg, CP Acquisition, L.P. No. 4A, CP
                    Acquisition, L.P. No. 4B, Capital Partners, Inc., FGS, Inc., Maxtor
                    Corporation, and certain other management investors.
        10.8        Lease, dated October 8, 1993, between Registrant and Callahan-Pentz
                    Properties, McCarthy Four.
        10.9        First Amendment to Lease, dated June 28, 1995, between Registrant and
                    Callahan-Pentz Properties, McCarthy Four.
        10.10       Form of employment agreement, between the Registrant and certain employees.
        11.1   *    Statement of computation of earnings per share.
        23.1        Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
                    (included in Exhibit 5.1).
        23.2        Consent of Price Waterhouse LLP, Independent, Auditors (see page II-6).
        24.1        Power of Attorney (see page II-5).
        27.1        Financial Data Schedule.


------------------


* Filed herewith.



(b) FINANCIAL STATEMENT SCHEDULES


     No schedules are included because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the California Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation, the Registrant's Bylaws, as amended, the Registrant's indemnification agreements or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on this 5th day of March 1997.


                                          STORAGE DIMENSIONS, INC.

                                          By:        /s/ DAVID A. EEG
                                            ------------------------------------
                                            David A. Eeg
                                            President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


             SIGNATURES                                TITLE                        DATE
-------------------------------------    ----------------------------------    ---------------
          /s/ DAVID A. EEG               President and Chief Executive           March 5, 1997
-------------------------------------    Officer (Principal Executive
            David A. Eeg                 Officer)

       /s/ GENE E. BOWLES, JR.           Executive Vice President,               March 5, 1997
-------------------------------------    Marketing & Customer Service,
         Gene E. Bowles, Jr.             Director and Secretary

                  *                      Senior Vice President, Finance,         March 5, 1997
-------------------------------------    and Chief Financial Officer
           Robert E. Bylin               (Principal Financial and
                                         Accounting Officer)

                  *                      Director                                March 5, 1997
-------------------------------------
         Brian D. Fitzgerald

                  *                      Director                                March 5, 1997
-------------------------------------
          A. George Gebauer

                     *                   Director                                March 5, 1997
           Chong Sup Park

    *By: /s/ GENE E. BOWLES, JR.
-------------------------------------
         Gene E. Bowles, Jr.
          Attorney-in-fact

                                                                    EXHIBIT 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated January 16, 1997, except as to the last paragraph of Note 11 which is as of March 4, 1997, relating to the financial statements of Storage Dimensions, Inc., which appears in such Prospectus. We also consent to the reference to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
San Jose, California

March 4, 1997

                                 EXHIBIT INDEX


    EXHIBIT
      NO.                                 DESCRIPTION                                 PAGE
    --------  ---------------------------------------------------------------------------------
     1.1      Form of Underwriting Agreement......................................
     3.1      Form of Amended and Restated Certificate of Incorporation of
              Registrant prior to the completion of this offering.................
     3.2      Form of Second Amended and Restated Certificate of Incorporation to
              be effective upon completion of this offering.......................
     3.3      Bylaws, as amended, of Registrant...................................
     4.1      Form of Registrant's Common Stock Certificate.......................
     5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation, regarding legality of the securities being issued......
    10.1      Form of Director and Officer Indemnification Agreement..............
    10.2      1996 Stock Plan.....................................................
    10.3      1996 Employee Stock Purchase Plan...................................
    10.4      Loan and Security Agreement, dated May 16, 1996, by and between
              Congress Financial Corporation (Western) and the Registrant.........
    10.5      Subordination Agreement, dated May 16, 1996, by and between the
              Registrant and Maxtor Corporation...................................
    10.6      Subordinated Promissory Note, dated December 26, 1992, in favor of
              Maxtor Corporation, executed by the Registrant, as amended..........
    10.7      Stockholders Agreement, dated December 26, 1992, among the
              Registrant, Gene E. Bowles, Jr., David A. Eeg, CP Acquisition, L.P.
              No. 4A, CP Acquisition, L.P. No. 4B, Capital Partners, Inc., FGS,
              Inc., Maxtor Corporation, and certain other management investors....
    10.8      Lease, dated October 8, 1993, between Registrant and Callahan-Pentz
              Properties, McCarthy Four...........................................
    10.9      First Amendment to Lease, dated June 28, 1995, between Registrant and Callahan-Pentz Properties, McCarthy Four........................
    10.10     Form of employment agreement, between the Registrant and certain employees...........................................................
    11.1*     Statement of computation of earnings per share......................
    23.1      Consent of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation (included in Exhibit 5.1)...............................
    23.2      Consent of Price Waterhouse LLP, Independent, Auditors (see page
              II-6)...............................................................
    24.1      Power of Attorney (see page II-5)...................................
    27.1      Financial Data Schedule.............................................


------------------


* Filed herewith.